

FuelCell Energy INC



2004 annual report









municipal wastewater
hotels





MICHELIN

universities
industrial/manufacturing
industrial wastewater





stoffzelle



telecommunications/data centers
federal



prisons
grid support
hospitals





. . . delivered to customers around the world

North America

Alliance Power
Caterpillar
Chevron Energy Solutions
Enbridge
LOGANEnergy
PPL Energy Plus

Europe

MTU CFC Solutions, GmbH

DFC power plant installations

global marketing strategy

Our sales and marketing strategy includes distributors, original equipment manufacturers (OEMs), energy services companies (ESCOs) and direct customers. These global distribution channels bring our stationary fuel cell power plants to customers and provide valuable input for our cost reduction and product improvement efforts. We have developed commercial distribution alliances with world class companies such as Caterpillar, PPL Energy Plus, Alliance Power, Chevron Energy Solutions and LOGANEnergy in the United States; Enbridge Inc. in Canada; MTU CFC Solutions, GmbH in Europe; and Marubeni Corporation in Asia. In addition, FuelCell Energy and Marubeni have entered into strategic alliances with POSCO in Korea and Kawasaki Heavy Industries in Japan for sales distribution and packaging of our DFC power plants in those countries.

our DFC product value proposition

In volume production, we will provide "ultra-clean" distributed electrical generation with more reliability for less cost

High fuel efficiency and co-gen capability	▷	**Less fuel per kWh output**
Electricity generation without combustion	▷	**"Ultra-clean"**
Minimal moving parts	▷	**Higher availability, less maintenance and quiet operation**
Operates on a variety of readily available fuels	▷	**Multi-fuel flexibility**
Flexible siting	▷	**More reliable electrical generation**

Consequently, we expect to be the product of choice for energy when competing with the local utility grid or other distributed generation technologies.



FuelCell Energy

our business strategy

- Penetrate and expand key market segments
- Meet customer expectations of product performance
- Continue cost-out program
- Manage cash to achieve profitability

global markets

37 worldwide installations

Asia

Marubeni
Posco
Kawasaki Heavy Industries

about the company

FuelCell Energy, Inc. (NasdaqNM:FCEL) is a world leader in the development and manufacture of fuel cell power plants for clean, efficient and reliable electric power generation. The Company's patented Direct FuelCell® (DFC®) technology combines high efficiency, low emissions, simplicity and economical cost for stationary power generation. Our products, ranging in size from 250 kilowatts (kW) to 2 megawatts (MW), are designed for a wide range of customers, including municipal/industrial wastewater treatment plants, hotels, telecommunications/data centers, universities, manufacturing, hospitals, prisons, federal facilities and grid support. We are also developing next-generation high temperature fuel cell products, including a diesel fueled marine Ship Service Fuel Cell, a combined cycle DFC/Turbine® power plant, and solid oxide fuel cell systems for applications up to 100 kW.

financial highlights

October 31,	**2004**	2003	2002	2001	2000
(Dollars in thousands, except per share data)					
Revenues	**$ 31,386**	$ 33,790	$ 41,231	$ 26,179	$20,715
Net loss	**(86,443)**	(67,414)	(48,840)	(15,438)	(4,459)
Basic and diluted loss per share	**(1.81)**	(1.71)	(1.25)	(0.45)	(0.16)
Total assets	**236,510**	223,363	289,803	334,020	91,028
Total shareholders' equity	**212,964**	205,085	271,702	319,716	83,251

to our shareholders, customers, business partners and employees:



Jerry D. Leitman
Chairman, President and Chief Executive Officer



We are very excited about our global prospects as we enter 2005. We are seeing more evidence that the distributed generation market is recognizing the value proposition of our "ultra-clean" Direct FuelCell® (DFC®) power plants—more reliable power for less cost. Renewable portfolio standards are maturing, with 18 states and the District of Columbia having programs in place. In many instances our DFC products, including those operating on natural gas, are satisfying the eligibility requirements. Large-scale projects are on the table in Connecticut and New York. The megawatt market is expanding in California. Asia and Europe continue to embrace fuel cells, with programs including fuel cell power generation in their energy mandates. Our challenges are to continue to overcome regulatory and new technology obstacles, reduce costs further to reach market clearing prices, and move from early adopter customers to sustainable, repeatable business.

Our 2004 accomplishments were centered on two themes. First, improving the reliability and performance of our DFC power plants and reducing product costs. Second, establishing positions in key global vertical market segments by identifying and penetrating base load applications and customers with the greatest opportunity for repeatable business.

Electricity generated from our DFC technology at global customer sites increased to over 60 million kilowatt hours through mid-February 2005, more than double the 26 million kilowatt hours for the same period a year ago. This increased output has provided us with operational data that enabled us to improve the performance and reliability of our DFC power plants and reduce their costs. During 2004, we improved our fleet availability to 87 percent. In addition, we achieved our 2004 value-engineering cost reduction target of approximately 25 percent.

In 2004, we secured new orders for 7.5 megawatts, an increase over the 4 megawatts we booked in 2003, and the orders came from each of our three global markets—Asia, Europe and North America. Additionally, with two recent California project announcements, we expanded our target market segments to include prisons and post offices.

We enhanced our global presence by adding four new distribution partners—two in North America and two in Asia. We believe this will strengthen our market penetration in these markets with growing government and regulatory initiatives that support our fuel cells. Our European distribution partner, MTU CFC Solutions, GmbH, continues to make progress in the European market with their joint venture with RWE Fuel Cells, GmbH.

In January 2005, we completed our convertible preferred stock sale, which resulted in net proceeds of almost $100 million. With more than $220 million in cash in February 2005, we have greater financial flexibility to penetrate markets.

We continue to make good progress on our future products. We have advanced our combined cycle Direct FuelCell/Turbine® beyond "proof-of-concept" to the alpha and beta stages. We started assembly of the 500-kilowatt Ship Service Fuel Cell power plant that will be tested in Danbury later in 2005. Finally, we combined our former Canadian solid oxide fuel cell operations into Versa Power Systems to strengthen our efforts under the U.S. Department of Energy's Solid State Energy Conversion Alliance Program.

The market potential for our DFC products continues to be significant. In October 2004, *Energy User News* reported that Allied Business Intelligence projected distributed generation to the grid may increase to 200,000 megawatts worldwide by 2011, compared to 65,000 megawatts currently, with 6 percent or 12,000 megawatts from fuel cells. Thus, the opportunities are large. We believe we can continue to reduce our costs to attract the broad markets, our availability can quickly move to better than competitive levels, and we have the cash to make this happen.

Penetrate and Expand Key Market Segments

Asia

With strong government programs in place in Japan and Korea, high energy prices and the strict air emissions requirements brought on by global warming and greenhouse gas emissions, we are aggressively pursuing Asian markets. Four of the 7.5 megawatts of new orders in 2004 came from our Asian distribution partner, Marubeni Corporation. In addition, we and Marubeni formed strategic alliances with two leading industrial companies to be packagers and sub-distributors of our DFC products—Kawasaki Heavy Industries, Japan, a leading global manufacturer of industrial goods including gas turbine power generators, and POSCO, Korea, a leading producer of steel in the global markets.

wastewater treatment plants

MUNICIPAL



Two DFC300A power plants provide heat and power at the El Estero Wastewater Treatment Plant in Santa Barbara, California.


FuelCell Er

A DFC1500 power plant provides heat and power at the King County Wastewater Treatment Facility in Washington State. This facility treats wastewater for about 1.4 million people.

RENEWABLE METHANE GENERATED FROM THE ANAEROBIC GAS DIGESTION PROCESS IS USED AS FUEL FOR THE DFC POWER PLANT, WHICH IN TURN GENERATES THE ELECTRICITY TO OPERATE THE WASTEWATER TREATMENT EQUIPMENT AT THE FACILITY.


FuelCell Energy
DFC300
KIRIN

The DFC300A power plant at the Kirin Brewery operates on digester gas during the week and propane on the weekends.

INDUSTRIAL



Four DFC300A power plants at the Sierra Nevada Brewing Co. in Chico, California will provide heat and power for its facility in the first half of 2005.

Marubeni customer siting announcements for DFC300A power plants were for three of our key vertical market segments: Tokyo "Super Eco Town," a wastewater treatment application from food processing; Kawasaki for one of its industrial facilities; and three units for POSCO, with the first to be sited at the Pohang University of Science and Technology.

North America

While regulatory obstacles remain, we continue to make good progress in North America. The designation of our DFC power plants as "ultra-clean" accelerates our market penetration in California by qualifying our DFC products for incentive programs and exempting them from exit fees and standby charges. We announced two multi-unit projects totaling 1.5 megawatts with Alliance Power. The first was 500 kilowatts for the City of Santa Barbara installed in late 2004 and the second was four DFC300A power plants for the Sierra Nevada Brewing Co. in Chico that will be installed during the first half of calendar 2005. Chevron Energy Solutions sold its first unit, our first one-megawatt DFC1500 power plant in California, to the Santa Rita Correctional Facility in Alameda County. In December 2004, they announced the sale of a 250-kilowatt DFC300A power plant for the U.S. Postal Service San Francisco Processing & Distribution Center.

California's Self Generation Incentive Program, which provides subsidies of up to $4,500 per kilowatt for fuel cells on renewable fuels and up to $2,500 per kilowatt for fuel cells on natural gas, was extended to run through 2007. Our products qualify for $67 million of the $100 million for project funding that has been allocated each year. With a number of DFC projects now in place under this program, we believe we have the experience to streamline the process for further market penetration in California on a timelier basis.

Through our partnership with PPL Energy Plus, we installed our third DFC300A power plant for Starwood Hotels and Resorts at the Sheraton New York Hotel & Towers. Starwood is an excellent example of an early adopter customer that sees the value proposition of our DFC power plants for clean, efficient, reliable power generation.

Caterpillar continues to develop its branded fuel cell power plant using our DFC module, with product introduction planned in 2005. In addition to the DFC300A power plant they operated at their Technology Center, Caterpillar customer installations include a grid support application at a substation in Ohio and a California wastewater treatment facility in Los Angeles County.

We added two new distribution partners in North America. Enbridge Inc., owner and operator of Canada's largest natural gas distribution company, opens up our North American market beyond the United States. They are focusing on sub-megawatt and megawatt-class projects that may be eligible for Canada's Cdn.$250 million Sustainable Technology Development Program. In the United States, we signed a market development agreement with LOGANEnergy, a company that has been developing fuel cell projects since 1994, focused on megawatt-class projects in California and other states where incentive programs enhance the value proposition of our DFC products.

Also, two new renewable energy programs in the Northeast provide opportunities for megawatt-class projects. Project 100 in Connecticut requires the local utilities to have 100 megawatts of power from renewable sources contracted by mid-2007. New York's renewable energy policy is expected to require 3,700 megawatts of new power generation from renewable resources by 2013. As part of this program, the Long Island Power Authority issued a request for proposal for a 10-megawatt fuel cell generation project with an in-service target date of July 2006. Our DFC power plants on natural gas meet the renewable energy standards in both Connecticut and New York. These large-scaled programs offer increased volume opportunities for our DFC power plants.

Europe

In Europe, we see increasing electricity prices, and government initiatives are focused on combined heat and power applications to reduce carbon dioxide emissions. In 2004, Germany's Renewable Energy Law opened up the eligibility for fuel cells to receive up to €0.20 per kilowatt hour incentive, a €0.02 per kilowatt hour premium over combustion-based technologies.

We sold 750 kilowatts of fuel cell stack components to MTU, and they began operating two new sub-megawatt carbonate fuel cell power plants. In September 2004, MTU commenced operation of Europe's first dual-fueled sub-megawatt carbonate fuel cell power plant for Vattenfall/Bewag, a Berlin-based utility. The second installation is in Krefeld, Germany, the first residential area to use a carbonate fuel cell power plant. MTU announced that RWE is expected to install a sub-megawatt unit in 2005 at a municipal wastewater treatment facility in Ahlen, Germany, which will be Europe's first anaerobic digester gas carbonate fuel cell application.

Meet Customer Expectation of Product Performance

Since we shipped our first DFC300A power plant to the Kirin Brewery in Japan in January 2003, we have delivered more than three dozen additional units, including our first one and two-megawatt power plants. We are learning a great deal from these "field follow" units at customer sites, with operating hours increasing rapidly. We closely monitor the fleet's operating performance, including mechanical and electrical control systems, water treatment and fuel processing systems, power conversion devices, and software, just to name a few. We are also learning about the operation of our

hotels

HOTELS HAVE A BASE LOAD HEAT AND POWER DEMAND PROFILE.



Four DFC300A power plants will supply base load electricity for the 1,044-room Sheraton San Diego Hotel & Marina, with the heat by-product used for the hotel's Lagoon Pool. Delivery is expected in the fourth calendar quarter of 2005.



The Sheraton Edison (top) and the Sheraton Parsippany (bottom) each have a DFC300A power plant that provides the base load electricity requirements and 25 percent of the hot water needs for these New Jersey suburban hotels.





hospitals



HOSPITALS NEED 24/7 RELIABLE HEAT AND POWER.

MTU's sub-megawatt fuel cell power plants incorporate our Direct FuelCell components at Bad Berka Hospital (top) and Magdeburg Clinic (bottom) in Germany that provide electricity to their local clinic grids with the heat by-product used to produce process steam for the clinics.



universities



Our DFC300A power plant at the Environmental Science Center near Yale University's Peabody Museum in Connecticut provides approximately 25 percent of the building's energy.



Our DFC300A power plant at Ocean County College in New Jersey provides heat and power for six campus buildings.

MANY UNIVERSITIES OPERATE THEIR OWN INDEPENDENT MINI GRID, WHICH ALLOWS FOR THE INCREMENTAL ADDITION OF CLEAN, EFFICIENT, DISTRIBUTED GENERATION. IN THE UNITED STATES, THERE ARE OVER 1,000 UNIVERSITIES WITH AN AVERAGE GENERATING CAPACITY OF ABOUT SEVEN MEGAWATTS.

units from a variety of site conditions, such as temperature and altitude variations as well as fuel composition and fuel switching: From this analysis, we are able to determine predictive patterns that will improve performance and reliability. Additionally, we're able to optimize service schedules to maximize availability and reduce maintenance costs.

We began operating our one-megawatt DFC1500 power plant at the King County Wastewater Treatment Facility in Washington State on natural gas in the summer of 2004. We tested and met the California Air Resources Board's strict distributed generation emissions standards for 2007, making this the largest fuel cell system to be certified to this standard. In the fall of 2004, it switched over to digester gas. Through December 2004, we have operated this unit on natural gas and digester gas for over 2,300 hours with availability greater than 90 percent.

In 2004, we surveyed our customers and received feedback from 85 percent of our fleet in the United States and Japan. We were pleased that we received a rating higher than our initial expectations. We also received specific comments for improvement, which resulted in the implementation of a multi-level training program, a 24/7 customer service call center, web portal for access to product documentation and real-time plant data, and a work order system to streamline maintenance tracking.

Continue Cost-Out Program

During 2004, we reduced the cost of our sub-megawatt DFC300A product design from over $8,000 per kilowatt to approximately $6,000 per kilowatt, meeting our value-engineering cost reduction goal of 25 percent. We expect our 2005 and future cost-out initiatives will result in annual 20 to 25 percent cost reductions. Our megawatt-class products have an additional 20 to 25 percent cost advantage over our DFC300A power plants due to economies of scale primarily in the balance of plant. Volume further enhances these reductions considerably. For example, we expect that increasing and sustaining volume production at 50 megawatts annually can reduce product costs by up to an additional 30 percent.

The results of our "cost-out" program should give us the opportunity to reach market clearing (unsubsidized) prices for our DFC products. In the higher cost regions of the United States, such as California and the Northeast, we believe that market clearing prices are between $2,000 and $3,000 per kilowatt. In regions where electricity prices are even higher, such as Asia and Europe, and for mission-critical applications that demand higher reliability, we believe market clearing prices can be higher. In the California and Northeastern U.S. markets alone, there are almost 5,000 megawatts of combined heat and power potential for industrial and municipal wastewater treatment facilities, hotels/motels, hospitals, universities and prisons.

If we are able to achieve our projected annual cost reduction targets, we believe we can reach gross margin break-even on product sales at a sustained annual order and production volume of approximately 35 to 50 megawatts, depending on product mix, geographic location and other variables such as fuel prices. We believe that the Company will become profitable at a sustained annual order and volume production of approximately 100 megawatts.

Future Products Designed to Enhance Customer Value Proposition

Direct FuelCell/Turbine®

We continue to make progress on the development of a 250-kilowatt alpha unit for operation in Danbury in 2005 and a similar sized beta unit for a customer site in Montana in 2006. The ultimate goal of this program is the design of a 10 to 40 megawatt power plant that is expected to reach electrical efficiencies of up to 75 percent. This presents a significant value proposition for large-scale grid-support applications, as DFC/T power plants at substations can more effectively utilize the additional electricity output instead of heat for grid support.

Marine Diesel

Balance of plant assembly and testing for our 500-kilowatt Ship Service Fuel Cell power plant has begun, and two 250-kilowatt stacks will be integrated for a complete power plant test in Danbury during the summer of 2005. Enhancing the dual fuel capability of our DFC products to include logistics fuels such as marine diesel provides a significant value proposition for Homeland Security and other federal applications as well as most remote locations and islands of the world.

Direct FuelCell/Hydrogen

Because our DFC power plants produce hydrogen internally from readily available fuels such as natural gas and wastewater treatment gas, they can be used to cost-effectively co-generate hydrogen as well as electricity and heat. The value proposition is hydrogen could be made available locally for other applications, such as automotive fuel cells. We continue to seek technology development opportunities for this application so that we can help to enable the evolving hydrogen infrastructure.

Solid Oxide Fuel Cell (SOFC)

We continue as a prime contractor for SOFC development under the U.S. Department of Energy's Solid State Energy Conversion Alliance Program. We are working with Versa Power Systems and other partners on SOFC development, contributing our expertise on the commercialization of high temperature fuel cell systems. Target markets for SOFC products are complementary to our DFC power plants,

mission critical

RELIABILITY IS A KEY DRIVER FOR MISSION CRITICAL FEDERAL APPLICATIONS, TELECOMMUNICATIONS/DATA CENTERS AND PRISONS.


DFC300



This DFC300A power plant at the Coast Guard Air Station Cape Cod in Massachusetts provides heat and power for the emergency personnel using the facility's barracks.

FEDERAL



Delivery of a DFC300A power plant to the U.S. Postal Service San Francisco Processing & Distribution Center is scheduled for 2005.

Our first DFC1500 in California will be shipped to the Santa Rita Correctional Facility in Dublin, California in 2005.



PRISONS



The sub-megawatt fuel cell power plant at Deutsche Telecom's facility in Munich, Germany, provides heat as well as AC and DC power.

TELECOMMUNICATIONS / DATA CENTERS

Comparative Efficiencies


80
70
60
50
40
30
20
10
0
Efficiency, % (LHV)
DFC®/Turbine
Direct FuelCell®
Combined Cycle
Engines
PAFC/MCFC
Coal/Steam
Gas Turbines
Microturbines
0.01
0.1
1
10
100
1000
System Size (MW)

······· Average United States Fossil Fuel Plant 33%

Unmatched Emissions Performance of DFC Power Plants

(Pounds of emissions per 1000 kWh NOx, CO, SOx, Hydrocarbon, Particulates)


25
24.5
1.5
1.0
0.5
0
24.89
1.2
0.6
0.04
Average U.S. fossil fuel plant
Microturbine
Combined cycle gas turbine
Fuel cell

Source: NETL (http://www.eren.doe.gov/der/pdfs/mid_atlantic_conf_02/williams.pdf)

Our DFC power plants enable distributed generation due to their clean, quiet and efficient operating characteristics. Because DFC power plants generate hydrogen internally from readily available fuels and produce electricity electrochemically, they are more efficient than comparably-sized conventional power plants. Since our DFC power plants generate electricity without combustion, emissions of sulfur and nitrogen oxides from fuel cells are nearly zero, and other pollutants are minimal or non-existent. The only by-products are water, reduced amounts of carbon dioxide and usable heat (700 degrees Fahrenheit) for cogeneration applications.

ultra-clean power delivered to customers around the world

industrial / manufacturing

MANUFACTURING FACILITIES ARE EXCELLENT COMBINED HEAT AND POWER APPLICATIONS FOR OUR DFC POWER PLANTS, WITH ELECTRICITY BEING USED TO POWER EQUIPMENT AND THE HEAT BY-PRODUCT FOR OTHER PROCESSES.



These DFC300A power plants at the Epson facility in the City of Ina, Nagano Prefecture, in Japan operate on liquefied natural gas and provide electricity and steam to this industrial site.



This sub-megawatt fuel cell power plant at the Michelin facility in Karlsruhe, Germany, supplies electricity and process steam for tire vulcanization.



This DFC300A power plant at the Caterpillar Technical Center near its Peoria headquarters was the largest fuel cell power generation plant in Illinois. This unit, which provided electricity to the local grid, was a demonstration unit for customers, Caterpillar dealers and development engineers. CAT is currently developing its own branded fuel cell power plant incorporating our DFC module.

grid support

INSTALLING DFC POWER PLANTS FOR GRID SUPPORT EASES CONGESTION IN AREAS WHERE THE TRANSMISSION AND DISTRIBUTION SYSTEM IS INADEQUATE OR INSUFFICIENT TO ACCOMMODATE LOCAL POWER NEEDS.



This DFC300A power plant for American Municipal Power-Ohio in the City of Westerville is one of the nation's first advanced utility-scale fuel cell power plants designed to feed power from a substation into a local electric distribution system.

ranging in size from 3 kilowatts to 100 kilowatts, and include auxiliary power units, smaller commercial and residential buildings, and telecommunications facilities.

2005 Outlook

Government and customer initiatives worldwide are driving the need for clean, efficient and reliable power generation. These initiatives are backed up with renewable portfolio standards, regulatory exemptions, emission credits, carbon taxes, and significant subsidies that can help early stage but superior technologies to advance and overcome the barriers to entry. We find that as a first mover we are leading the effort in breaking down these barriers. While progress may appear to be slow, we are convinced more than ever that our DFC power plants are that superior technology.

We believe that 2005 will be an exciting year for FuelCell Energy as we continue **delivering "ultra-clean" power to customers around the world**.

Sincerely,



Jerry D. Leitman
Chairman, President and
Chief Executive Officer

Selected Financial Data

The selected consolidated financial data presented below as of the end of each of the years in the five-year period ended October 31, 2004 have been derived from our audited consolidated financial statements together with the notes thereto included elsewhere in this Report (the "Financial Statements"). The data set forth below is qualified by reference to, and should be read in conjunction with, the Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

(Amounts presented in thousands, except for per share amounts)

Consolidated Statement of Operations Data:

Year Ended October 31,	**2004**	2003	2002	2001	2000
Revenues:					
Research and development contracts	**$ 18,750**	$ 17,709	$ 33,575	$ 20,882	$17,986
Product sales and revenue	**12,636**	16,081	7,656	5,297	2,729
Total revenues	**31,386**	33,790	41,231	26,179	20,715
Costs and expenses:					
Cost of research and development contracts	**27,290**	35,827	45,664	19,033	12,508
Cost of product sales and revenues	**39,961**	50,391	32,129	16,214	4,968
Administrative and selling expenses	**14,901**	12,631	10,451	9,100	8,055
Research and development expenses	**26,677**	8,509	6,806	3,108	1,917
Purchased in-process research and development	**12,200**	—	—	—	—
Total costs and expenses	**121,029**	107,358	95,050	47,455	27,448
Loss from operations	**(89,643)**	(73,568)	(53,819)	(21,276)	(6,733)
License fee income, net	**19**	270	270	270	266
Interest expense	**(137)**	(128)	(160)	(116)	(141)
Interest and other income, net	**2,472**	6,012	4,876	5,684	2,138
Minority interest	**—**	—	—	—	11
Provision for taxes	**—**	—	7	—	—
Net loss from continuing operations	**(87,289)**	(67,414)	(48,840)	(15,438)	(4,459)
Discontinued operations, net of tax	**846**	—	—	—	—
Net loss	**$ (86,443)**	$ (67,414)	$ (48,840)	$ (15,438)	$ (4,459)
Basic and diluted loss per share:					
Continuing operations	**$(1.82)**	$(1.71)	$(1.25)	$(0.45)	$(0.16)
Discontinued operations	**$ 0.01**	$ —	$ —	$ —	$ —
Net loss	**$(1.81)**	$(1.71)	$(1.25)	$(0.45)	$(0.16)
Basic and diluted weighted average shares outstanding	**47,875**	39,342	39,135	34,359	28,298

Consolidated Balance Sheet Data:

As of October 31,	**2004**	2003	2002	2001	2000
Cash, cash equivalents and short-term investments (U.S. treasury securities)	**$152,395**	$134,750	$205,996	$274,760	$74,754
Working capital	**156,798**	143,998	218,423	276,173	71,576
Total current assets	**178,866**	160,792	234,739	289,225	79,405
Long-term investments (U.S. treasury securities)	**—**	18,690	14,542	15,773	—
Total assets	**236,510**	223,363	289,803	334,020	91,028
Total current liabilities	**22,070**	16,794	16,316	13,052	7,588
Total non-current liabilities	**1,476**	1,484	1,785	1,252	—
Total shareholders' equity	**212,964**	205,085	271,702	319,716	83,251
Book value per share (1)	**$ 4.42**	$ 5.20	$ 6.93	$ 8.20	$ 2.65

(1) Calculated as total shareholders' equity divided by common shares issued and outstanding as of the balance sheet date.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW AND RECENT DEVELOPMENTS

Overview

FuelCell Energy is a world leader in the development and manufacture of fuel cell power plants for clean, efficient and reliable electric power generation. We have been developing fuel cell technology since our founding in 1969. We are currently commercializing our core carbonate fuel cell products (Direct FuelCell® or DFC® Power Plants), stationary applications for commercial and industrial customers, and continuing to develop our next generation of carbonate fuel cell products. In addition, we are beginning the development of another high temperature fuel cell system, planar solid oxide fuel cell (SOFC) technology, as a prime contractor in the U.S. Department of Energy's (DOE) Solid State Energy Conversion Alliance (SECA) Program and through our 42 percent ownership interest in Versa Power Systems (Versa).

Direct FuelCell Power Plants

Increasing demand for reliable power worldwide, supplemented by air pollution concerns caused by older, combustion power generation, and unreliable electrical grid delivery systems present significant market opportunities for our core distributed generation products. Our proprietary carbonate DFC power plants electrochemically produce electricity directly from readily available hydrocarbon fuels, such as natural gas and wastewater treatment gas. We believe our products offer significant advantages compared to other power generation technologies, including:

- High fuel efficiency;
- Ultra-clean emissions;
- Improved reliability;
- Quiet operation;
- Flexible siting and permitting requirements;
- Scalability;
- Ability to provide electricity and heat for cogeneration applications, such as district heating, process steam, hot water and absorption chilling for air conditioning;
- Potentially lower operating, maintenance and generation costs than alternative distributed power generation technologies; and,
- Because our DFC power plants produce hydrogen from readily available fuels such as natural gas and wastewater treatment gas, they can be used to cost-effectively cogenerate hydrogen as well as electricity and heat.

Our current products, the DFC300A, DFC1500 and DFC3000, are rated in capacity at 250 kW, 1 MW and 2 MW, respectively, and are scalable for distributed applications up to 10 MW or larger. Our products are designed to meet the base load power requirements of a wide range of commercial and industrial customers including wastewater treatment plants (municipal, such as sewage treatment facilities, and industrial, such as breweries and food processors), data centers, manufacturing facilities, office buildings, hospitals, universities, prisons, mail processing facilities and hotels, as well as in grid support applications for utility customers. We are currently operating 29 power plants that incorporate our DFC technology at customer sites throughout the United States, Europe and Japan. Installations at customer sites, including those that have completed their operations, have generated more than 55 million kWh of electricity through January 10, 2005.

On November 3, 2003, we completed our acquisition of Global located in Calgary, Canada. At the time of the acquisition, Global had been developing SOFC power plants since 1997 with the goal of commercializing its technology for residential, commercial and light industrial applications ranging in size from 3 to 10 kW. Through its thermoelectric generator ("TEG") product line, Global also sold thermoelectric generators for use as a source of electrical power in remote areas. In connection with the acquisition, we issued, in the aggregate, approximately 8.2 million shares of our common stock and exchangeable shares, the latter of which were issued by FuelCell Energy, Ltd., our wholly-owned Canadian subsidiary (formerly FCE Canada Inc.). We also assumed Global's Series 2 Preferred Shares. Total consideration for the acquisition was approximately $94.8 million.

On May 28, 2004, we sold Global's TEG business for proceeds of approximately $16 million. The sale of the TEG business was affected through a sale of all of the outstanding common shares of Global. Prior to the sale, Global transferred substantially all of its assets and liabilities not relating to its TEG business (including substantially all of Global's assets and liabilities relating to its SOFC business and substantially all of its cash) to FuelCell Energy, Ltd. In addition, prior to the sale, the Global Series 2 Preferred Shares were cancelled and replaced with substantially equivalent Class A cumulative redeemable exchangeable preferred shares (which we refer to as the Series 1 preferred shares) issued by FuelCell Energy, Ltd.

On October 31, 2004, we redeemed all of the approximately two million issued and outstanding exchangeable shares issued by FuelCell Energy, Ltd. The exchangeable shares were redeemed in exchange for shares of our common stock on a one-for-one basis. The redemption had no impact on the total number of shares of our common stock deemed outstanding.

Recent Developments

Preferred Share Offering

On November 11, 2004, we entered into a purchase agreement with Citigroup Global Markets Inc., RBC Capital Markets Corporation, Adams Harkness, Inc., and Lazard Freres & Co., LLC (the "Initial Purchasers") for the private placement under Rule 144A of up to 135,000 shares of our 5% Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000). On November 17, 2004, we closed on the sale of 100,000 shares of Series B preferred stock to the Initial Purchasers. Net proceeds to the Company were approximately $93.5 million.

Under the terms of the purchase agreement, the Initial Purchasers have an option to purchase the remaining 35,000 shares through January 25, 2005 and are entitled to indemnification from us in certain circumstances.

Sale of Canadian Solid Oxide Fuel Cell Operation to Versa Power Systems, Inc.

On November 1, 2004, pursuant to an asset purchase agreement, dated October 19, 2004, by and among us, our wholly-owned Canadian subsidiary, FuelCell Energy, Ltd., Versa Power Systems, Inc. (Versa), a Delaware corporation, and Versa Power Systems, Ltd., a Canadian corporation and wholly-owned subsidiary of Versa Power Systems, Inc., FuelCell Energy, Ltd. transferred substantially all of its solid oxide fuel cell (SOFC) assets and operations (including manufacturing and test equipment, intellectual property and personnel) to Versa Power Systems, Ltd. In exchange, we received 5,714 shares of Versa Power Systems, Inc. common stock, increasing our ownership position in Versa to 7,714 shares, or 42 percent. No cash was exchanged in the transaction.

Assets sold to Versa totaled approximately $12.4 million and were classified as held for sale on the balance sheet as of October 31, 2004. Upon closing of the sale on November 1, 2004, our total investment in Versa was approximately $14.4 million and will be classified as "Equity investments." We will account for this investment under the equity method in future periods.

Pursuant to the terms of the transaction, we expect to incur cash costs in the range of approximately $1.0 million to $1.5 million related to severance and facility consolidations in Calgary, Canada. Approximately $0.1 million of this amount is related to severance payments to employees paid during the quarter ended October 31, 2004. The remaining payments are expected to be made during fiscal year 2005. In addition, we have committed to paying future severance costs for time and service accrued up to November 1, 2004 by employees that are moving to Versa in the event that they are terminated by Versa Power Systems, Ltd. (or its parent). Our liability for such severance costs is limited to the period commencing on November 1, 2004 through the earlier of (1) award of Phase 2 of the SECA program to FuelCell, (2) one year after completion of Phase 1 of the SECA program, or (3) February 26, 2008. Subsequent to this period, Versa Power Systems, Ltd. (or its parent) will be responsible for the severance liability for such employees. We estimate this liability at approximately $0.8 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition

We contract with our customers to perform research and development or manufacture and install fuel cell components and power plants under long-term contracts. We recognize revenue on a method similar to the percentage-of-completion method.

Revenues on fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost-shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds. As of October 31, 2004, research and development sales backlog totaled $16.4 million, of which 79 percent is funded. Should funding be temporarily delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Fuel cell product sales and revenues include revenues from product sales and service contracts. Revenues from fuel cell product sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contracts are recognized ratably over the contract term while costs are expensed as incurred. As our fuel cell products are in their initial stages of development and market acceptance, actual costs incurred could differ materially from those previously estimated. Once we have established that our fuel cell products have achieved commercial market acceptance and future costs can be reasonably estimated, then estimated costs to complete an individual contract, in excess of revenue, will be accrued immediately upon identification.

Warrant Value Recognition

Warrants have been issued as sales incentives to certain of our business partners. These warrants vest as orders from our business partners exceed stipulated levels. Should warrants vest, or when management estimates that it is probable that warrants will vest, we will record a proportional amount of the fair value of the warrants against related revenue as a sales discount. During the three months ended April 30, 2004, a tranche of 200,000 warrants issued to one of our business partners vested with the receipt of a 4 MW order. The fair value of these warrants was determined to be $0.5 million. This has been recorded as other current assets on the consolidated balance sheet with the offsetting entry to additional paid in capital. In accordance with our warrant value recognition policy, as we recognize the associated revenue for orders placed in accordance with these sales agreements, a proportional amount of the fair value of the warrants will be recorded against the revenue as a sales discount. To date, approximately $0.1 million of sales discounts have been recognized.

Inventories

During the procurement and manufacturing process of a fuel cell power plant, costs for material, labor and overhead are accumulated in raw materials and work-in-process (WIP) inventory until they are transferred to a customer contract.

Our inventories are stated at the lower of cost or market price. As we sell products at or below cost, we provide for a lower of cost or market (LCM) adjustment to the cost basis of inventory. This adjustment is estimated by comparing the current sales prices of our power plants to estimated costs of completed power plants. In certain circumstances, for long-lead time items, we will make advance payments to vendors for future inventory deliveries, which are recorded as a component of other current assets on the consolidated balance sheet. We also provide for a LCM adjustment to the advance payments to vendors.

As of October 31, 2004 and October 31, 2003, the LCM adjustment to cost basis of inventory and advance payments to vendors was approximately $13.5 million and $11.0 million, respectively, which equates to a reduction of approximately 45 and 41 percent, respectively, of the inventory value. The increase in the adjustment to cost basis and percentage over our fiscal year ended October 31, 2003 is due to changes in the mix of inventory. As of October 31, 2004, our balance of plant inventory and advances to vendors had increased over the prior year-end due to our current production schedule. As inventory levels increase or decrease, appropriate adjustments to cost basis are made.

Internal Research and Development Expenses

We conduct internally funded research and development activities to improve current or anticipated product performance and reduce product life-cycle costs. These costs are classified as research and development expenses on our statements of operations.

RESULTS OF OPERATIONS

Management evaluates the results of operations and cash flows using a variety of key performance indicators. Indicators that management uses include revenues compared to prior periods and internal forecasts, costs of our products and results of our "cost-out" initiatives, and operating cash use. These are discussed throughout the "Results of Operations" and "Liquidity and Capital Resources" sections.

Comparison of the Years Ended October 31, 2004 and October 31, 2003

Revenues and cost of revenues

The following tables summarize our revenue and cost mix for the years ended October 31, 2004 and 2003, respectively (dollar amounts in thousands):

Revenues:	**Year Ended October 31, 2004**		Year Ended October 31, 2003		Percentage Increase/ (Decrease) in Revenues
	Revenues	**Percent of Revenues**	Revenues	Percent of Revenues	
Research and development contracts	**$18,750**	**60%**	$17,709	52%	6%
Product sales and revenues	**12,636**	**40%**	16,081	48%	(21)%
Total	**$31,386**	**100%**	$33,790	100%	(7)%

Cost of revenues:	**Year Ended October 31, 2004**		Year Ended October 31, 2003		Percentage Increase/ (Decrease) in Cost of Revenues
	Cost of Revenues	**Percent of Cost of Revenues**	Cost of Revenues	Percent of Cost of Revenues	
Research and development contracts	**$27,290**	**41%**	$35,827	42%	(24)%
Product sales and revenues	**39,961**	**59%**	50,391	58%	(21)%
Total	**$67,251**	**100%**	$86,218	100%	(22)%

Total revenues for the year ended October 31, 2004 decreased by $2.4 million, or 7 percent, to $31.4 million from $33.8 million during the same period last year. The components of our revenues and cost of revenues are further described as follows:

Research and development contracts

Revenue from research and development contracts will vary from year to year depending on government funding levels, new contracts and work on existing contracts. Revenue from research and development contracts increased 6 percent during the year ended October 31, 2004 to $18.8 million from $17.7 million in same period of the prior year. Revenues have increased on the Vision 21 and Solid State Energy Conversion Alliance (SECA) contracts with the U.S. Department of Energy (DOE). These increases were offset by lower revenue from the Clean Coal contract as the installation phase for this two megawatt DFC3000 power plant was completed.

The cost of research and development contract revenue declined by $8.5 million for the year ended October 31, 2004 compared to the prior year due to the mix of cost-shared contracts and reduced costs for the Clean Coal, Product Design Improvement (PDI), and King County contracts as major tasks were completed on those contracts. The ratio of costs to contract revenues was 1.5 to 1, which decreased from 2.0 to 1 when compared to the same period of the prior year. The primary driver of the improved cost ratio was increased funding for the PDI program during fiscal 2004. Significant cost-share contracts in fiscal 2004 included Clean Coal, PDI, Vision 21, King County, Navy Phase II and SECA. We concluded work on the PDI contract during the quarter ended October 31, 2004 and do not expect significant future revenues or costs related to this contract.

For strategic reasons, we currently plan to continue to participate in government cost-share contracts that advance the development of fuel cells. As a result, we expect that costs on these contracts will be higher than revenues received.

Fuel cell product sales and revenues and product costs

Fuel cell product sales were $12.6 million for the year ended October 31, 2004 compared to $16.0 million in the same period of a year ago. The lower product sales and revenues were due to production scheduling for customer requirements and production on power plants for power purchase agreements where product revenues are not recognized until power is sold to the customer over an extended term. Power plant production was at approximately the same level as the prior year (6 MW). As of October 31, 2004, product sales backlog totaled approximately $26.3 million, compared to $14.4 million as of October 31, 2003. This backlog does not include 1.5 MW of orders for power purchase agreements for Santa Barbara and Sierra Nevada Brewing Co.

Product costs decreased with lower revenue to $40.0 million from $50.4 million. The ratio of costs to revenue increased slightly from 3.1 to 3.2 to 1 over the prior year due to costs totaling approximately $2.0 million associated with the power purchase agreements noted above. This increase was partially offset by lower overall product costs recognized on power plants built in 2004 when compared to the prior year due to progress on the Company's cost-out program.

Our products do not ship on an even production schedule. The shipment date to customers depends on a number of factors that are outside of our control, including siting requirements, construction and permits. We do not have the sales or order history to quantify trends as of yet.

Administrative and selling expenses

Excluding costs from our Canadian SOFC operations, administrative and selling expenses increased by $1.1 million or 9 percent, to $13.7 million during the year ended October 31, 2004 compared to $12.6 million in the prior year. Approximately $0.8 million of this increase was due to increased sales and marketing expenses and $0.2 million was due to higher investor relations costs related to our increased shareholder base. In addition, we incurred $1.2 million of administrative and selling expenses in our Canadian SOFC operations as a result of our acquisition during the year ended October 31, 2004. We do not expect to incur any significant administrative and selling expenses related to the Canadian SOFC operation in fiscal 2005 as it was sold effective November 1, 2004.

Research and development expenses

Excluding costs from our Canadian SOFC operations, research and development expenses increased to $17.6 million during year ended October 31, 2004 compared to $8.5 million recorded in 2003. The increase is due to continued focus on our "cost-out" program (implemented in fiscal 2003), product documentation and engineering support for products in the field. During fiscal 2004, we expanded our cost-out program by hiring additional engineering employees. Our cost-out program is expected to: reduce material costs, simplify design, improve manufacturing yields, reduce product assembly labor, and reduce production cycle time of our DFC products. In addition, we incurred $9.0 million of research and development expenses in our Canadian SOFC operations as a result of our acquisition during the year ended October 31, 2004. We do not expect to incur any significant research and development expenses related to the Canadian SOFC operation in fiscal 2005 as it was sold effective November 1, 2004.

Purchased in-process research and development

The $12.2 million in-process research and development (IPR&D) charge relates to SOFC technology acquired in the Global transaction. In 1997, Global began developing SOFC technology, which is still in development. The $12.2 million allocated to IPR&D was determined using two established valuation techniques. An average of the cost valuation and market valuation approaches were used to determine the IPR&D amount. The amounts estimated in this valuation were calculated using a risk-adjusted discount rate of 30 percent. As the acquired technology has not yet reached technological feasibility and no alternative future uses existed, it was expensed upon acquisition in accordance with Statement of Financial Accounting Standards (SFAS) No. 2, "Accounting for Research and Development Costs."

The IPR&D acquired was related to one project, the development of a solid oxide fuel cell. Prior to the transaction date, Global spent approximately five years developing this technology. In 2003, we received notice of an award to participate in the DOE's ten-year SECA program to develop low cost solid oxide fuel cells for residential, commercial, and light industrial applications. We currently estimate that it will take approximately five to ten years to complete the development. The SECA program is a cost-share program totaling approximately $139 million. This technology was subsequently sold to our partner in the SECA program, Versa, along with fixed assets in exchange for stock, which increased our ownership in Versa to approximately 42 percent.

Loss from operations

The loss from operations for the year ended October 31, 2004 totaled $89.6 million compared to the $73.6 million recorded in 2003. The loss from operations for the year ended October 31, 2004 totaled $67.2 million compared to the $73.6 million recorded in 2003 or a reduction of approximately 9 percent excluding the Canadian SOFC operation. The reduction in operating loss was due to lower cost of research and development and product revenues partially offset by increased administrative, selling and internal research and development costs.

We expect to incur operating losses in future reporting periods as we continue to participate in government cost-share programs, sell products at prices lower than our current production costs, and invest in our "cost-out" initiatives. As a result of selling our Canadian SOFC operations, we expect to reduce our annual cash use by approximately $10.0 million. The Global and SOFC operations were part of Global, which was acquired by the Company in November 2003, thus there are no comparable periods of the prior year.

Interest and other income, net

Interest and other income, net, declined by $3.5 million when comparing the fiscal year ended October 31, 2004 to the prior year. During the year ended October 31, 2003, we realized Connecticut state research and development incentives totaling $3.4 million. We did not realize tax incentives during the year ended October 31, 2004 although we have applied for approximately $1.5 million of such credits. During the year ended October 31, 2004, we realized foreign currency gains totaling approximately $0.5 million, which offset a decline (compared to the prior year) of interest income totaling approximately $0.9 million. The reduction in interest income is due to reduced average interest rates on the invested cash.

Provision for income taxes

We believe, that due to our efforts to commercialize our DFC technology, we will continue to incur losses. Based on projections for future taxable income over the period in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Therefore, no tax benefit has been recognized related to current year losses and other deferred tax assets.

Discontinued operations, net of tax

Discontinued operations reflects the net income of $0.8 million of the TEG business segment that was sold on May 28, 2004. Refer also to Note 2—Discontinued Operations of our consolidated financial statements. The Global TEG business segment was acquired by the Company in November 2003, thus there are no results from discontinued operations in the comparable period of the prior year.

Comparison of the Years Ended October 31, 2003 and October 31, 2002

Revenues and cost of revenues

The following tables summarize our revenue and cost mix for the years ended October 31, 2003 and 2002, respectively (dollar amounts in thousands):

Revenues:	Year Ended October 31, 2003		Year Ended October 31, 2002		Percentage Increase/ (Decrease) in Revenues
	Revenues	Percent of Revenues	Revenues	Percent of Revenues	
Research and development contracts	$17,709	52%	$33,575	81%	(47)%
Product sales and revenues	16,081	48%	7,656	19%	110%
Total	$33,790	100%	$41,231	100%	(18)%

Cost of revenues:	Year Ended October 31, 2003		Year Ended October 31, 2002		Percentage Increase/ (Decrease) in Cost of Revenues
	Cost of Revenues	Percent of Cost of Revenues	Cost of Revenues	Percent of Cost of Revenues	
Research and development contracts	$35,827	42%	$45,664	59%	(22)%
Product sales and revenues	50,391	58%	32,129	41%	57%
Total	$86,218	100%	$77,793	100%	11%

Total revenues for the year ended October 31, 2003 decreased by $7.4 million or 18 percent, to $33.8 million from $41.2 million during the prior year. This decrease in total revenues was comprised of a 47 percent decrease in government research and development contracts partially offset by a 110 percent increase in product sales revenue.

Research and development contracts

Fiscal 2002 research and development contract revenue included a large portion of our one-megawatt and two megawatt power plants for King County, Washington and Clean Coal, respectively. Combined revenue on these contracts was lower in 2003. Also, in 2003, under budgetary constraints, funding from the U.S. government for certain of our other contracts was delayed.

Cost of research and development contracts decreased to $35.8 million during the year ended October 31, 2003, compared to $45.7 million during fiscal 2002. The decrease was partially due to completion of tasks on the King County, Washington project and delayed funding on certain government contracts. While our funding was reduced due to timing and budgetary constraints, we continue to participate in cost-share contracts and invest in developing fuel cell technology. Our significant cost-share contracts during fiscal 2003 included Clean Coal, Department of Energy, King County, and Navy Phase II. The ratio of costs to contract revenues increased in 2003 as the mix of cost-share contracts increased during the year.

Product sales and revenues

The fiscal 2003 increase in product sales revenue was related to increased manufacturing and delivery of our DFC300A power plants for both our distribution partners and direct customers. As a percent of total revenues, product revenues comprised 48 percent compared to 19 percent in the prior year as we continue to focus our business initiatives on the manufacture and delivery of our fuel cell products.

Cost of product sales and revenues increased to $50.3 million during the year ended October 31, 2003 compared to $32.1 million during the prior year. This increase was due to additional product sales recorded during the year. The ratio of costs to contract revenues decreased in 2003 as we have reduced overall product costs through our "cost-out" initiatives and incurred less "first time" costs including qualifying multiple vendors for materials and components.

Administrative and selling expenses

Administrative and selling expenses increased by 21 percent, to $12.6 million during the year ended October 31, 2003 compared to $10.5 million in the prior year. This increase was primarily comprised of higher business insurance costs, sales and marketing salaries and franchise taxes.

Research and development expenses

Research and development expenses increased 25 percent, to $8.5 million during the year ended October 31, 2003 compared to the $6.8 million recorded in fiscal 2002. This increase is primarily due to increased investment in development costs associated with the design, engineering, fabrication and installation of our products.

Loss from operations

The net result of our revenues and costs was a loss from operations during the year ended October 31, 2003 totaling $73.6 million. This operating loss is approximately 37 percent higher than the $53.8 million loss recorded in fiscal 2002. We continue to invest in the standardization of our DFC power plants. For strategic reasons, we also continue to participate in government cost-share contracts to advance the development of fuel cells. These factors contributed to our operating loss. Other factors impacting the operating loss included reduced funding on certain government contracts, development of our distribution network, and increases in operating costs including depreciation on new production equipment, business insurance premiums, information systems and infrastructure.

Interest and other income, net

Interest and other income, net, increased by 23 percent, to $6.0 million during the year ended October 31, 2003 compared to the $4.9 million recorded in fiscal 2002. We have participated in a program available from the State of Connecticut that allows certain taxpayers to exchange the amount of research and development credits generated during a taxable year for cash to be received over a three-year period. The increase to interest and other income, net was due, in part, to tax credits generated in fiscal years 2001 and 2002 totaling $3.4 million being recorded in fiscal 2003. There were no tax credits recorded during fiscal 2002. Interest income for the year declined by $2.3 million or 47 percent as a result of reduced interest rates and lower cash and investment balances compared to the prior year.

Taxes

We believe that due to our efforts to commercialize our DFC technology, we have and will continue to incur losses. Based on projections for future taxable income over the period in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Therefore, no tax benefit has been recognized related to current year losses and other deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

We had approximately $152.4 million of cash, cash equivalents and investments as of October 31, 2004 compared to $153.4 million as of October 31, 2003. Net cash and investments used during the year was $1.0 million, consisting of approximately $70 million used in operations offset by $69 million of cash and investments received in the Global Thermoelectric Inc. (Global) transactions. Cash used during the year included approximately $10.9 million related to our Canadian operations. As our Canadian operations were sold in fiscal 2004, we expect reduced cash use in Canada in future periods.

Subsequent to our fiscal year end, we received net proceeds of approximately $93.5 million from our preferred stock sale, which closed on November 17, 2004.

Sources and Uses of Cash and Investments

We continue to invest in new product development and bringing our products to market and, as such, we are not currently generating positive cash flow from our operations. Our operations are funded primarily through sales of equity securities and cash generated from operations. Cash from operations includes revenue from government research and development contracts, product sales, license fees and interest income. Our future cash requirements depend on numerous factors including future involvement in research and development contracts, implementing our cost reduction efforts on our fuel cell products and increasing annual order volume.

Future involvement in research and development contracts

Our research and development contracts are generally multiyear, cost-reimbursement type contracts. The majority of these are U.S. Government contracts that are dependent upon the government's continued allocation of funds and may be terminated in whole or in part at the convenience of the government. We will continue to seek research and development contracts. To obtain these contracts, we must continue to prove the benefits of our technologies and be successful in our competitive bidding.

Implementing our cost reduction efforts on our fuel cell products

We believe that reducing product cost is essential for us to penetrate the market for our fuel cell products and is critical to achieving profitability. We believe this will reduce and/or eliminate the need for incentive funding programs that are currently available to allow our product pricing to compete with grid-delivered power and other distributed generation technologies. In 2003, we began a "cost-out" program that focuses on three key areas:

- increased performance output;
- increased stack life; and
- design simplification and materials replacement and/or elimination to reduce product cost.

Increasing annual order volume

We believe that increased production volumes will spread fixed costs over more units of production, resulting in a lower per unit cost. Our manufacturing, testing and conditioning facilities have equipment in place to accommodate 50 MW of annual production. Our multi-disciplined cost reduction program is expected to significantly reduce our product costs over time. We currently believe that we can achieve operating break-even at annual production volumes of approximately 100 MW. Our fiscal 2004 production volume is estimated at approximately 6 MW.

We anticipate that our existing capital resources, together with anticipated revenues, will be adequate to satisfy our planned financial requirements and agreements through at least the next twelve months.

Cash Inflows and Outflows

During year ended October 31, 2004, total cash and cash equivalents and investments decreased by $1.0 million, compared with a decrease of $67.1 million during the year ended October 31, 2003. In fiscal 2004, we had a net cash use of approximately $70.0 million offset by cash and investments acquired in the Global acquisition and subsequent disposition (net of fees) totaling $69.0 million.

The key components of our cash inflows and outflows from continuing operations were as follows:

Operating Activities: During the year ended October 31, 2004, we used $64.6 million in cash in our operating activities, which consists of a net loss for the period of approximately $86.4 million, offset by non-cash adjustments totaling $20.6 million, cash generated from working capital of approximately $2.0 million and income from discontinued operations of approximately $.8 million. This compares to an operating cash usage of $58.8 million during the year ended October 31, 2003.

Accounts Receivable—Accounts receivable as of October 31, 2004 increased by approximately $2.7 million from October 31, 2003 due to approximately $3.2 million more in product receivables offset by a decline of government accounts receivable totaling $0.5 million. The increase in product receivables is due to greater milestone billings to customers consistent with the expanded product backlog. FuelCell bills its fuel cell contracts based upon certain milestones that generally commence with contract signing and extend to commissioning of a completed power plant. FuelCell generally bills its government contracts on a monthly basis as costs are incurred. As revenues increase or decrease, billings and accounts receivable will increase or decrease as well.

Accounts Payable and Accrued Expenses—Accounts payable and accrued expenses combined have increased by approximately $2.7 million since October 31, 2003 due to the timing of inventory payments related to our current production schedule. In addition, we had accrued approximately $0.8 million in severance costs as of October 31, 2004 related to our sale of the SOFC business to Versa.

Investing Activities: We acquired Global on November 3, 2003 by issuing, in total, approximately 8.2 million common and exchangeable shares. In connection with the acquisition, we acquired $55.8 million of cash and investments. The cash acquired from Global was offset by approximately $2.8 million of transaction and professional fees. In May 2004, we completed our sale of the Global entity and its TEG product line for net proceeds of approximately $16.0 million.

Capital expenditures for the year ended October 31, 2004 were approximately $7.9 million compared to $6.6 million in the prior period. Reductions in systems and infrastructure spending during fiscal 2004 have been offset by capital expenditures totaling approximately $4.7 million related to power plants being built for power purchase agreements. In addition, there were capital expenditures totaling approximately $1.0 million relating to one DFC300A that we have provided to the Department of Defense (DOD) Fuel Cell Test and Evaluation Center (FC*Tec*).

Financing Activities: During the year ended October 31, 2004, we generated $2.7 million from financing activities through the exercise of stock options, partially offset by repayments of debt and preferred dividends. This compares with $0.5 million generated in the year ended October 31, 2003.

Commitments and Significant Contractual Obligations

A summary of our significant future commitments and contractual obligations as of October 31, 2004 and the related payments by fiscal year is summarized as follows (in thousands):

	Payments Due by Period				
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Contractual Obligation					
Lease commitments (1)	$ 5,222	$ 1,328	$1,751	$1,545	$ 598
Term loan (principal and interest)	1,580	433	864	283	—
Purchase commitments (2)	14,855	14,734	121	—	—
Preferred dividends payable (3) (4)	20,452	379	758	758	18,557
Totals	$42,109	$16,874	$3,494	$2,586	$19,155

(1) Future minimum lease payments on capital and operating leases.

(2) Short-term purchase commitments with suppliers for materials, supplies, and services incurred in the normal course of business.

(3) Quarterly dividends of Cdn.$312,500 accrue on the Series 1 preferred shares (subject to possible reduction pursuant to the terms of the Series 1 preferred shares on account of increases in the price of FuelCell's common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge, Inc. the holder of the Series 1 preferred shares, so long as Enbridge holds the shares. Interest accrues on cumulative unpaid dividends at a 2.45 percent quarterly rate, compounded quarterly, until payment thereof. Cumulative unpaid dividends and interest at October 31, 2004 were approximately $2.8 million. For the purposes of this disclosure, we have assumed that the minimum dividend payments would be made through 2010. In 2010, we would be required to pay any unpaid and accrued dividends. From 2010 through 2020, we would be required to pay annual dividend amounts totaling Cdn.$1.25 million.

(4) We have assumed a constant exchange rate for the purposes of this disclosure at 0.76 U.S. dollars to 1.0 Canadian dollar.

On June 29, 2000, we entered into a loan agreement, secured by machinery and equipment, and have borrowed an aggregate of $2.2 million under the agreement. The loan is payable over seven years, with payments of interest only for the first six months and then repaid in monthly installments over the remaining six and one-half years with interest computed annually based on the ten-year U.S. Treasury note plus 2.5 percent. Our current interest rate at July 31, 2004 is 7.2 percent and the outstanding principal balance on this loan is approximately $1.5 million.

Approximately $0.6 million of our cash and cash equivalents have been pledged as collateral for certain banking relationships in which we participate.

Research and Development Cost-Share Contracts

We have contracted with various government agencies as either a prime contractor or sub-contractor on cost-share contracts and agreements. Cost-share terms require that participating contractors share the total cost of the project in an agreed ratio with the government agency. For example, our DOE sponsored demonstration of our two-megawatt DFC 3000 power plant operating on synthesis gas derived from coal has a total project value of $34.5 million. The DOE will reimburse the Company 50 percent of the cost on this project and we will incur the balance. Thus, over the life of this program and assuming that funding is approved annually by Congress, our share of the total research and development expenditures would be approximately $17.3 million for this program. As of October 31, 2004, our research and development sales backlog totaled $16.4 million. As this backlog is funded in future periods, we will incur additional research and development cost-share totaling approximately $15.5 million for which we would not be reimbursed by the government.

Product Sales Contracts

Our fuel cell power plant products are in the initial stages of development and market acceptance. As such, costs to manufacture and install our products exceed current market prices. As of October 31, 2004, we had product sales backlog of approximately $26.3 million. We do not expect sales from this backlog to be profitable.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) ("SFAS No. 123R"), "Share-Based Payment" which revised SFAS No. 123, "Accounting for Stock-Based Compensation." This statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The revised statement is effective as of the first interim period beginning after June 15, 2005. The Company is currently evaluating the provisions of SFAS No. 123R and will adopt it on August 1, 2005 as required.

In November 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF"), on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations." The Issue provides a model to assist in evaluating (a) which cash flows should be considered in the determination of whether cash flows of the disposal component have been or will be eliminated from the ongoing operations of the entity and (b) the types of continuing involvement that constitute significant continuing involvement in the operations of the disposal component. Should significant continuing ongoing involvement exist, then the disposal component shall be reported in the results of continuing operations on the consolidated statements of operations and cash flows. The Company applied the provisions of this accounting standard to its financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is currently evaluating the provisions of SFAS No. 151 and will adopt it on November 1, 2005, as required.

In December 2003, the FASB issued FIN No. 46R, "Consolidation of Variable Interest Entities," which requires an entity to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the entity does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is inadequate to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The Company has evaluated the provisions of FIN No. 46R, as required, and determined that the Company did not have any material variable interest entities and did not have any variable interest entities that require consolidation into the Company's financial statements.

Consolidated Balance Sheets

(Dollars in thousands, except share and per share amounts)

October 31,	**2004**	2003
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 45,759**	$ 41,000
Investments: U.S. treasury securities	**106,636**	93,750
Accounts receivable, net of allowance for doubtful accounts of $79 and $60, respectively	**7,599**	4,948
Inventories, net	**14,619**	15,954
Other current assets	**4,253**	5,140
Total current assets	**178,866**	160,792
Property, plant and equipment, net	**42,254**	39,778
Investments: U.S. treasury securities	**—**	18,690
Assets held for sale	**12,344**	—
Equity investments	**2,125**	2,116
Other assets, net	**921**	1,987
Total assets	**$ 236,510**	$ 223,363
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and other liabilities	**$ 539**	$ 323
Accounts payable	**9,526**	6,667
Accrued liabilities	**5,255**	5,369
Deferred license fee income	**37**	37
Deferred revenue	**6,713**	4,398
Total current liabilities	**22,070**	16,794
Long-term debt and other liabilities	**1,476**	1,484
Total liabilities	**23,546**	18,278
Shareholders' equity		
Common stock ($.0001 par value); 150,000,000 shares authorized at October 31, 2004 and October 31, 2003; 48,132,694 and 39,423,133 shares issued and outstanding at October 31, 2004 and October 31, 2003, respectively	**5**	4
Preferred shares of subsidiary	**10,259**	—
Additional paid-in capital	**424,621**	340,559
Accumulated deficit	**(221,921)**	(135,478)
Total shareholders' equity	**212,964**	205,085
Total liabilities and shareholders' equity	**$ 236,510**	$ 223,363

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the years ended October 31, 2004, 2003, and 2002
(Dollars in thousands, except share and per share amounts)

Years Ended October 31,	**2004**	2003	2002
Revenues:			
Research and development contracts	**$ 18,750**	$ 17,709	$ 33,575
Product sales and revenues	**12,636**	16,081	7,656
Total revenues	**31,386**	33,790	41,231
Costs and expenses:			
Cost of research and development contracts	**27,290**	35,827	45,664
Cost of product sales and revenues	**39,961**	50,391	32,129
Administrative and selling expenses	**14,901**	12,631	10,451
Research and development expenses	**26,677**	8,509	6,806
Purchased in-process research and development	**12,200**	—	—
Total costs and expenses	**121,029**	107,358	95,050
Loss from operations	**(89,643)**	(73,568)	(53,819)
License fee income, net	**19**	270	270
Interest expense	**(137)**	(128)	(160)
Interest and other income, net	**2,472**	6,012	4,876
Loss before provision for income taxes	**(87,289)**	(67,414)	(48,833)
Provision for income taxes	**—**	—	7
Net loss from continuing operations	**$ (87,289)**	$ (67,414)	$(48,840)
Discontinued operations, net of tax	**846**	—	—
Net loss	**$ (86,443)**	$ (67,414)	$(48,840)
Loss per share basic and diluted:			
Continuing operations	**$(1.82)**	$(1.71)	$(1.25)
Discontinued operations	**0.01**	—	—
Net loss	**$(1.81)**	$(1.71)	$(1.25)
Basic and diluted weighted average shares outstanding	**47,875,342**	39,342,345	39,135,256

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

For the years ended October 31, 2004, 2003, and 2002
(Dollars in thousands, except share and per share amounts)

	Shares of Common Stock	Shares of Preferred Stock	Common Stock	Preferred Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance at October 31, 2001	38,998,788	—	$ 4	$ —	$338,936	$ (19,224)	$319,716
Issuance of common stock under benefit plans	16,324	—	—	—	219	—	219
Stock options exercised	213,716	—	—	—	307	—	307
Common stock and equity investment costs	—	—	—	—	300	—	300
Net loss	—	—	—	—	—	(48,840)	(48,840)
Balance at October 31, 2002	39,228,828	—	$ 4	$ —	$339,762	$ (68,064)	$271,702
Issuance of common stock under benefit plans	33,620	—	—	—	171	—	171
Stock options exercised	165,068	—	—	—	666	—	666
Common stock retired for non-cash exercise of options	(4,383)	—	—	—	(40)	—	(40)
Net loss	—	—	—	—	—	(67,414)	(67,414)
Balance at October 31, 2003	39,423,133	—	$ 4	$ —	$340,559	$(135,478)	$205,085
Issuance of common stock and assumption of stock options in connection with acquisition, net	**8,159,657**	**—**	**1**	**—**	**81,811**	**—**	**81,812**
Assumption of preferred stock in connection with acquisition, at fair value	**—**	**1,000,000**	**—**	**9,100**	**—**	**—**	**9,100**
Accretion of fair value discount of preferred stock	**—**	**—**	**—**	**1,159**	**(1,159)**	**—**	**—**
FuelCell Energy, Inc. warrants earned	**—**	**—**	**—**	**—**	**534**	**—**	**534**
Payment of preferred dividends	**—**	**—**	**—**	**—**	**(378)**	**—**	**(378)**
Issuance of common stock under benefit plans	**34,106**	**—**	**—**	**—**	**279**	**—**	**279**
Stock options exercised	**515,798**	**—**	**—**	**—**	**2,975**	**—**	**2,975**
Net loss	**—**	**—**	**—**	**—**	**—**	**(86,443)**	**(86,443)**
Balance at October 31, 2004	**48,132,694**	**1,000,000**	**$ 5**	**$10,259**	**$424,621**	**$(221,921)**	**$212,964**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended October 31, 2004, 2003, and 2002
(Dollars in thousands, except share and per share amounts)

Years Ended October 31,	**2004**	2003	2002
Cash flows from operating activities:			
Net loss	**$ (86,443)**	$ (67,414)	$ (48,840)
Adjustments to reconcile net loss to net cash used in operating activities, net of effects of acquisitions:			
(Income) from discontinued operations	**(846)**	—	—
Depreciation and amortization	**8,411**	6,374	3,783
Purchased in-process research and development	**12,200**	—	—
Deferred income taxes	**—**	—	291
Loss on disposal of property	**8**	29	63
Provision for doubtful accounts	**(32)**	(25)	(65)
(Increase) decrease in operating assets:			
Accounts receivable	**(2,619)**	5,515	(3,263)
Inventories	**1,333**	(1,973)	(7,647)
Other current assets	**2,436**	(1,824)	(2,659)
Increase (decrease) in operating liabilities:			
Accounts payable	**1,388**	1,955	33
Accrued liabilities	**(2,762)**	(2,403)	1,141
Deferred revenue	**2,315**	932	2,068
Deferred license fee income and other	**—**	(1)	1
Net cash used in operating activities	**(64,611)**	(58,835)	(55,094)
Cash flows from investing activities:			
Capital expenditures	**(7,921)**	(6,630)	(15,373)
Cash acquired from acquisition of Global Thermoelectric, Inc., net of transactions costs	**53,004**	—	—
Sale of Global Thermoelectric, Inc., net of transaction costs	**15,913**	—	—
Treasury notes matured	**101,546**	155,659	82,500
Treasury notes purchased	**(96,433)**	(150,680)	(167,288)
Investment in Versa Power Systems	**—**	(1,500)	(500)
Net cash used in investing activities	**66,109**	(3,151)	(100,661)
Cash flows from financing activities:			
Long-term debt borrowings	**—**	—	787
Repayment on long-term debt	**(160)**	(306)	(233)
Payment of preferred dividends	**(378)**	—	—
Common stock and equity investment costs	**—**	—	300
Common stock issued for option and stock purchase plans	**3,240**	797	526
Net cash provided by financing activities	**2,702**	491	1,380
Net cash provided by discontinued operations	**559**	—	—
Net (decrease) increase in cash and cash equivalents	**4,759**	(61,495)	(154,375)
Cash and cash equivalents—beginning of year	**41,000**	102,495	256,870
Cash and cash equivalents—end of year	**$ 45,759**	$ 41,000	$ 102,495

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended October 31, 2004, 2003, and 2002
(Tabular amounts in thousands, except share and per share amounts)

NOTE 1 Summary of Significant Accounting Policies

Nature of Business

FuelCell Energy, Inc. is engaged in the development and commercialization of carbonate fuel cell technology for stationary power generation. We manufacture carbonate fuel cells, generally on a contract basis. We are currently in the process of commercializing our Direct FuelCell technology and expect to incur losses as we expand our product development, commercialization program and manufacturing operations.

The consolidated financial statements include accounts of FuelCell Energy, Inc. and its subsidiaries. Intercompany accounts and transactions have been eliminated. Alliance Monterrey, LLC and Alliance Chico, LLC are joint ventures with Alliance Power, Inc. to construct fuel cell power plants and sell power under power purchase agreements with the City of Santa Barbara and the Sierra Nevada Brewery Co. The financial results of the joint ventures were consolidated with those of FuelCell Energy, which owns 80 percent of each entity.

Certain reclassifications have been made to our prior year financial statements to conform to the 2004 presentation.

Cash and Cash Equivalents

Cash equivalents consist primarily of investments in money market funds and United States Treasury securities with original maturities averaging three months or less at date of acquisition. We place our temporary cash investments with high credit quality financial institutions.

Investments

Investments consist of United States Treasury securities with original maturities of greater than three months at the date of acquisition. The notes are classified as held to maturity since we have the ability and intention to hold them until maturity. The notes are being carried at amortized cost, which is par value, plus or minus unamortized premium or discount. Such notes are classified as current assets when remaining maturities are one year or less, and as non-current assets when remaining maturities are greater than one year.

Inventories

Inventories consist principally of raw materials and work-in-process and are stated at the lower of cost or market.

Raw materials consist mainly of various nickel powders and steels, and various other components used in producing cell stacks. Work-in-process inventory is comprised of material, labor, and overhead costs incurred by us to build fuel cell stacks, which are subcomponents of power generation systems, which have not yet been dedicated to a particular research and development contract, field trial, or commercial customer, (collectively the "end users"), and which are estimated to be fully recovered from the end users. In instances where costs incurred exceed anticipated recovery, those excess costs are charged to cost of product sales and revenues as incurred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

When property is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period.

Intellectual Property

Intellectual property, including internally generated patents and know-how, is carried at no value.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, we compare the carrying amount of the assets to future undiscounted net cash flows, excluding interest costs, expected to be generated by the assets and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Revenue Recognition

Our revenue is primarily generated from agencies of the U.S. government and customers located throughout the United States, Europe and Asia. We generally require a down payment with the acceptance of a purchase order from a customer.

We contract with our customers to perform research and development or manufacture and install fuel cell components and power plants under long-term contracts. We recognize revenue on a method similar to the percentage-of-completion method.

Revenues on fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government-funded research, development and demonstration programs are generally multi-year, cost-reimbursement and/or cost-shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

While government research and development contracts may extend for many years, oftentimes funding is provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds. As of October 31, 2004, research and development sales backlog totaled $16.4 million, of which 78 percent is funded. Should funding be temporarily delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Product sales and revenues include revenues from product sales and service contracts. Revenues from fuel cell product sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contacts are recognized ratably over the contract term while costs are expensed as incurred.

As our fuel cell products are in their early stages of development and market acceptance, actual costs incurred could differ materially from those previously estimated. Once we have established that our fuel cell products have achieved commercial market acceptance and future costs can be reasonably estimated, then estimated costs to complete an individual contract, in excess of revenue, will be accrued immediately upon identification.

License Fee Income/Expense Recognition

License fee income arises from an agreement with MTU CFC Solutions GmbH ("MTU"), a division of DaimlerChrysler, our European partner, in which we granted MTU an exclusive license to use our Direct FuelCell patent rights and know-how in Europe and the Middle East, and a non-exclusive license in South America and Africa, subject to certain rights of others and us, in each case for a royalty. Amounts received are deferred and recognized ratably over the term of the agreement. We recognized approximately $0.3 million of license fee income during each of the fiscal years ended October 31, 2004, 2003, and 2002.

License fee expense arises from royalty agreements with MTU, Santa Clara and Electric Power Research Institute (EPRI) pursuant to which we have agreed to pay royalties based upon certain milestones or events relating to the sale of carbonate fuel cells. We have accrued approximately $0.3 million of royalty expense under these agreements in fiscal 2004 (which was off-set against royalty income on the consolidated statements of operations).

Deferred Revenue

We bill customers based upon certain milestones being reached. These billings are deferred and recognized as revenue based upon the Revenue/License Fee Revenue Recognition policy summarized above.

Warrant Value Recognition

Warrants have been issued as sales incentives to certain of our business partners. As we recognize the associated revenue for orders placed in accordance with these sales agreements, a proportional amount of the fair value of the warrants will be recorded against the revenue.

Research and Development

Our cost of research and development contracts reflects costs incurred under specific customer-sponsored research and development contracts. These costs consist of both manufacturing and engineering labor, including applicable overhead expenses, materials to build prototype units, materials for testing, and other costs associated with our research and development contracts.

Our research and development expenses reflect costs incurred for internal research and development projects conducted without specific customer-sponsored contracts. These costs consist primarily of labor, overhead, materials to build prototype units, materials for testing, consulting fees and other costs associated with our internal research and development expenses.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, allowances for uncollectible receivables, excess or slow-moving inventories, obsolete inventories, impairment of assets, product warranty, depreciation and amortization, taxes, and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Comprehensive Income (Loss)

Comprehensive income (loss) is the increase or decrease in equity from sources other than owners. Our comprehensive loss equals net loss as reported on our consolidated statement of operations totaling $(86,443), $(67,414), and $(48,840) for the years ended October 31, 2004, 2003 and 2002, respectively.

Stock-Based Compensation

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages entities to recognize the fair value of all stock-based awards on the date of grant as expense over the vesting period. Alternatively, SFAS No. 123 allows entities to continue to apply the intrinsic value method provisions of Accounting Principles Board ("APB") Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employees' stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. We apply the pro forma disclosure provisions of SFAS No. 123. Accordingly, no compensation expense was recorded in the statement of operations. The following table illustrates the effect on net loss and net loss per basic and diluted share as if we had applied the fair value method to our stock-based compensation, as required under the disclosure provisions of SFAS No. 123:

Years ended October 31,	**2004**	2003	2002
Net loss, as reported	**$(86,443)**	$(67,414)	$(48,840)
Less: Total stock-based employee compensation expense determined under the fair value method for all awards	**(9,690)**	(8,911)	(8,412)
Pro forma net income	**$(96,133)**	$(76,325)	$(57,252)
Loss per basic and diluted common share, as reported	**$(1.81)**	$(1.71)	$(1.25)
Pro forma loss per basic and diluted common share	**$(2.01)**	$(1.94)	$(1.46)

Foreign Currency Translation

Our Canadian operations are considered financially and operationally integrated and therefore the temporal method of translation of foreign currencies is followed. Under the temporal method, foreign currency gains or losses are recorded on the statement of operations. The functional currency is U.S. dollars. Monetary items are translated at period end exchange rates; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at average rates of exchange prevailing during the period; and depreciation and amortization are translated at the same exchange rate as the assets to which they relate. Monetary items consist primarily of current assets and current liabilities, such as cash, cash equivalents and investments and accounts payable, which are denominated in non-U.S. currencies. We recognized approximately $0.5 million in foreign currency gain during the year ended October 31, 2004. This amount has been classified in interest and other income on our consolidated statement of operations. No foreign currency gain or loss was recognized in prior years.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) ("SFAS No. 123R"), "Share-Based Payment" which revised SFAS No. 123, "Accounting for Stock-Based Compensation." This statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The revised statement is effective as of the first interim period beginning after June 15, 2005. The Company is currently evaluating the provisions of SFAS No. 123R and will adopt it on August 1, 2005 as required.

In November 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF"), on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations." The Issue provides a model to assist in evaluating (a) which cash flows should be considered in the determination of whether cash flows of the disposal component have been or will be eliminated from the ongoing operations of the entity and (b) the types of continuing involvement that constitute significant continuing involvement in the operations of the disposal component. Should significant continuing ongoing involvement exist, then the disposal component shall be reported in the results of continuing operations on the consolidated statements of operations and cash flows. The Company has applied the provisions of this accounting standard to its financial statements. Refer to Note 2.—Discontinued Operations and Sale of Solid Oxide Fuel Cell Assets.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is currently evaluating the provisions of SFAS No. 151 and will it adopt on November 1, 2005, as required.

In December 2003, the FASB issued FIN No. 46R, "Consolidation of Variable Interest Entities," which requires an entity to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the entity does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is inadequate to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The Company has evaluated the provisions of FIN No. 46R, as required, and determined that the Company did not have any material interest entities and did not have any variable interest entities that require consolidation into the Company's financial statements.

NOTE 2 Discontinued Operations and Sale of Solid Oxide Fuel Cell Assets

During fiscal 2004, we acquired, Global Thermoelectric Inc. (Global) and subsequently divested its business units through the sale of Global on May 28, 2004 and the combination of our Canadian solid oxide fuel cell (SOFC) operations with Versa Power Systems (Versa), which was agreed to in October 2004 and closed in November 2004.

Sale of Global Thermoelectric Inc.

On May 28, 2004, we completed the sale of Global, and its TEG product line, for proceeds of approximately U.S. $15.9 million. Our SOFC technology development group, including intellectual property, employees, and manufacturing, research and development facilities, was consolidated into a new Canadian subsidiary, FuelCell Energy, Ltd. (formerly FCE Canada Inc.). Assets and liabilities relating to the SOFC business and the majority of Global's cash was transferred to FuelCell Energy, Ltd. and FuelCell Energy, Inc. prior to the sale. In addition, the Global Series 2 Preferred Shares were cancelled, and replaced with substantially equivalent Series 1 Preferred Shares issued by FuelCell Energy, Ltd.

The following assets and liabilities of Global were divested:

Assets	
Cash	$ 731
Accounts receivable, net	3,245
Inventories, net	3,836
Other assets	156
Intangible assets	1,733
Property, plant and equipment, net	1,573
Goodwill	10,457
Total assets sold	$21,731

Liabilities	
Accounts payable	$ 536
Accrued liabilities	3,225
Long-term debt and other liabilities	417
Total liabilities sold	$4,178

The following table represents the results of this discontinued operation, net of related income taxes:

Year ended October 31, 2004 (1)	
Product sales and revenues	**$13,079**
Cost of product sales	**9,853**
Operating expenses	**2,217**
Operating income	**1,009**
Provision for income taxes	**163**
Discontinued operations, net of tax	**$ 846**

(1) As we acquired Global on November 3, 2003, there were no discontinued operations in the prior year.

Sale of Solid Oxide Fuel Cell Assets

On October 19, 2004, we signed a definitive agreement to transfer substantially all of our Canadian SOFC assets and operations (including manufacturing and test equipment, intellectual property and personnel) to Versa Power Systems, Ltd. In exchange, we received 5,714 shares of Versa Power Systems, Inc. common stock, increasing our ownership position in Versa to 7,714 shares, or 42 percent. No cash was exchanged in the transaction. The consideration received by us in the transaction was determined based upon arms-length negotiations of the parties. This transaction closed on November 1, 2004. Refer to Note 20.—Subsequent Events.

Assets sold to Versa totaled approximately $12.4 million and are classified as held for sale on the consolidated balance sheet as of October 31, 2004.

The following assets of the SOFC operation were divested:

Assets	
Property, plant and equipment, net	$ 7,489
Goodwill	4,816
Other assets	39
Total assets sold	$12,344

As defined by EITF Issue 03-13, the Company will have an ongoing significant involvement in SOFC Operation given its 42 percent ownership interest. Therefore, results of the Canadian SOFC operation have been reported as continuing operations in the consolidated statements of operations and cash flows. In future periods, we will account for our ownership in Versa Power Systems, Inc, under the equity method of accounting.

NOTE 3 Business Combinations

Fiscal 2004 Summary

In November 2003, we acquired Global Thermoelectric, Inc. (Global), a leading developer of SOFC technology, headquartered in Calgary, Canada. Global was comprised of two divisions:

- Manufacture and sale of thermoelectric generators (TEG).
- Research and development of solid oxide fuel cells (SOFC).

The purpose of this acquisition was to strengthen our capabilities for the U.S. Department of Energy's (DOE's) Solid State Energy Conversion Alliance (SECA) program, which is funding the research and development of small scale SOFC technology. The acquisition also improved our financial position as Global had a cash and investment balance totaling approximately $55.7 million and property, plant and equipment in the SOFC division valued at approximately $11.2 million.

In May 2004, we sold Global and the TEG product line. We retained the SOFC technology development group including intellectual property, employees, and manufacturing, research and development facilities. On October 19, 2004, we signed a definitive agreement to transfer substantially all of our Canadian SOFC assets and operations (including manufacturing and test equipment, intellectual property and personnel) to Versa Power Systems, Ltd. Refer to Note 2—Discontinued Operations and Sale of Solid Oxide Fuel Cell Assets for further disclosure on these divestitures.

Acquisition of Global Thermoelectric Inc.

On November 3, 2003, we completed our acquisition of Global, a leading developer of SOFC technology, headquartered in Calgary, Canada. We believe this acquisition strengthens our capabilities for the U.S. Department of Energy's (DOE's) Solid State Energy Conversion Alliance (SECA) program.

As consideration in this acquisition, we issued approximately 8.2 million shares of common stock (or equivalents) valued at approximately $80.8 million. We also assumed the Global stock option plan valued at approximately $1.0 million, preferred shares with a fair value at the time of acquisition of approximately $9.1 million, and incurred transaction costs of approximately $3.9 million. The total purchase price was calculated at approximately $94.8 million. Pursuant to the terms of the Global acquisition agreement, there was a collar set in determining the exchange ratio. Specifically, if FuelCell's stock price closed at a 20 day "daily volume-weighted-average trading price":

- greater than $9.74, the exchange ratio would be 0.279 shares of FuelCell Energy common stock for each share of Global common stock;
- less than $7.96, the exchange ratio would be 0.342 shares of FuelCell Energy common stock for each share of Global common stock; and
- between $7.96 and $9.74, the Global common shareholders would receive approximately $2.72 of FuelCell Energy common stock (or exchangeable shares) for each Global share held.

The measurement date was determined in accordance with Emerging Issues Task Force (EITF) Issue No. 99-12—"Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination". EITF 99-12 states that the measurement date is the date at "which the number of acquirer shares and the amount of consideration become fixed and determinable without subsequent revision." In this transaction, the measurement date on which the shares to be issued became fixed and determinable was September 11, 2003 and the common stock valuation price was $9.91. Given this valuation price and according to the terms of the combination agreement, the exchange ratio was 0.279.

In accordance with SFAS 141, "Business Combinations," we allocated the purchase price to the tangible assets, liabilities and intangible assets acquired, as well as in-process research and development based on their estimated fair values. The excess purchase price over the fair value was recorded as goodwill. The initial purchase price allocation was subsequently adjusted due to the sale of Global and the TEG product line. Assets and liabilities of the TEG product line were classified as held for sale as of the acquisition date. The adjusted purchase price allocation is as follows:

Purchase Price Allocation	
Cash and investments	$55,781
Property and equipment	11,193
Other assets	641
Accounts payable and accrued liabilities	(5,185)
Accrued restructuring costs	(1,261)
Long-term debt and other liabilities	(353)
Purchased in-process research and development	12,200
Assets held for sale (1)	19,107
Liabilities held for sale	(2,061)
Goodwill	4,760
Investment in Global	$94,822

(1) Assets held for sale includes goodwill totaling approximately $10.5 million. The amount of goodwill allocated as held for sale was determined to be the cash price paid by the acquiring company (net of selling costs) less the net fair value of the assets and liabilities sold.

Purchased In-process Research and Development

In 1997, Global began developing SOFC technology, which is a ceramic planar (flat, square or rectangular) cell, with a solid electrolyte that is anode supported (the thickest component to which all other materials are subsequently mounted) and conducts oxygen ions. Global has developed a proprietary microstructure that gives its fuel cells very high power densities (the amount of power measured in watts per square centimeter of surface area).

The $12.2 million allocated to in-process research and development (IPR&D) was determined using two established valuation techniques. The cost approach valuation method was used because the SOFC technology is early in its development cycle and reliable forecasts of future benefit do not exist. The market approach method was used to estimate the implied value of the SOFC technology by estimating the fair value of the generator product line, adding net cash assumed in the acquisition, and then subtracting this total amount from the cash and stock consideration paid. An average of these two valuation techniques was used to determine the IPR&D amount. The amounts estimated in this valuation were calculated using a risk-adjusted discount rate of 30 percent. As the acquired technology has not yet reached technological feasibility and no alternative future uses exist, it was expensed upon acquisition in accordance with Statement of Financial Accounting Standards (SFAS) No. 2, "Accounting for Research and Development Costs."

The IPR&D acquired was related to one project, the development of a solid oxide fuel cell. Prior to the transaction date, Global spent approximately five years developing this technology. In 2003, we received notice of an award to participate in the DOE's ten-year SECA program to develop low cost solid oxide fuel cells for residential, commercial, and light industrial applications. We currently estimate that it will take between five and ten years to complete the development. The SECA program is a ten-year cost-share program totaling approximately $139 million.

Pro Forma Financial Information

Pro forma information has not been provided as the businesses acquired were subsequently sold during fiscal 2004.

NOTE 4 Investments

Our short and long-term investments are in U.S. treasury securities, which are held to maturity. The following table summarizes the amortized cost basis and fair value at October 31, 2004 and 2003:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
At October 31, 2004				
U.S. government obligations	**$106,636**	**$ —**	**$(190)**	**$106,446**
At October 31, 2003				
U.S. government obligations	$112,440	$ 108	$ (17)	$112,531

Reported as:	**2004**	2003
Short-term investments	**$106,636**	$ 93,750
Long-term investments	**—**	18,690
Total	**$106,636**	$112,440

Short-term investments securities have maturity dates ranging from November 15, 2004 to August 31, 2005, and estimated yields ranging from 1.0 percent to 2.1 percent.

NOTE 5 Inventories

The components of inventory at October 31, 2004 and October 31, 2003 consisted of the following:

	2004	2003
Raw materials	**$ 1,663**	$ 3,611
Work-in-process	**12,956**	12,343
Total	**$14,619**	$15,954

Our inventories are stated at the lower of recoverable cost or market price. We provide for a lower of cost or market (LCM) adjustment against gross inventory values. Our LCM adjustment, reducing gross inventory values to the reported amounts, was approximately $12.4 million and $10.8 million at October 31, 2004 and 2003, respectively.

NOTE 6 Accounts Receivable

Accounts receivable at October 31, 2004 and 2003 consisted of the following:

	2004	2003
U.S. Government:		
Amount billed	**$ 850**	$ 725
Unbilled recoverable costs	**1,804**	1,594
Retainage	**44**	919
	2,698	3,238
Commercial Customers:		
Amount billed	**1,368**	878
Unbilled recoverable costs	**3,533**	831
Retainage	**—**	1
	4,901	1,710
	$7,599	$4,948

Retainage represents amounts billed but not paid by customers pursuant to retainage provisions in the contracts that will be due upon completion of the contracts and acceptance by the customer and that may be collected over more than one year.

Unbilled recoverable costs represent amounts of revenue recognized on costs incurred on contracts in progress that are generally billed within the next 30 days.

NOTE 7 Property, Plant and Equipment

Property, plant and equipment at October 31, 2004 and 2003 consisted of the following:

	2004	2003	Estimated Useful Life
Land	**$ 524**	$ 524	—
Building and improvements	**6,824**	5,837	10–30 years
Machinery, equipment and software	**48,576**	48,225	3–8 years
Furniture and fixtures	**2,217**	2,184	6–10 years
Assets available for lease (1)	**2,063**	—	3 years
Construction in progress (2)	**6,645**	2,825	
	$ 66,849	$ 59,595	
Less, accumulated depreciation and amortization	**(24,595)**	(19,817)	
Total	**$ 42,254**	$ 39,778	

(1) Assets available for lease are two DFC 300 power plants which the Company has designated available for lease. One of these assets is currently under lease to a customer and another is on loan to a government test facility.

(2) Included in construction in progress are costs to build power plants, which will service power purchase agreement (PPA) contracts. These plants are being constructed by joint ventures, which the Company is an 80 percent owner and, as a result, consolidated on our financial statements.

Depreciation expense was $6.5 million, $5.5 million and $3.1 million for the years ended October 31, 2004, 2003 and 2002, respectively.

NOTE 8 Other Assets

The components of other current assets at October 31, 2004 and October 31, 2003 consisted of the following:

	2004	2003
Advance payments to vendors (1)	**$2,256**	$ 169
Prepaid transaction costs (2)	**—**	2,582
R&D tax credit receivable (3)	**456**	1,120
Prepaid expenses and other	**1,541**	1,269
Total	**$4,253**	$5,140

(1) Advance payments to vendors related to inventory purchases. We provide for a lower of cost or market adjustment against these advance payments. This adjustment totaled approximately $1.1 million and $0.2 million at October 31, 2004 and 2003, respectively.

(2) Consists of legal and professional costs accumulated related to the acquisition of Global Thermoelectric, Inc. which were in the purchase price accounting as of the time of acquisition.

(3) Current portion of state research and development tax credits receivable. The majority of this balance is expected to be collected in fiscal 2005.

Other long-term assets at October 31, 2004 and 2003 consisted of the following:

	2004	2003
Power plant license (1)	**$531**	$ 820
State research and development tax credits receivable	**—**	1,045
Deposits and other	**390**	122
Total	**$921**	$1,987

(1) The power plant license is being amortized over 10 years on a straight-line basis. Accumulated amortization was $2.0 million and $1.7 million at October 31, 2003 and 2002, respectively.

NOTE 9 Equity Investments

Equity investments include our investment in Versa Power Systems, Inc. totaling $2.0 million, which we account for on the cost basis of accounting. As of October 31, 2004, we held an ownership interest of approximately 16 percent in this non-public entity. Refer to Note 20—subsequent events regarding our additional investment in Versa. We also have a 25 percent ownership interest in Xiamen Technology Co. LTD totaling approximately $0.1 million in which is accounted for under the equity method of accounting.

NOTE 10 Accrued Liabilities

Accrued liabilities at October 31, 2004 and 2003 consisted of the following:

	2004	2003
Accrued payroll and employee benefits	**$3,004**	$2,842
Accrued contract and operating costs	**913**	1,955
Accrued severance related costs	**808**	—
Accrued taxes and other	**530**	572
Total	**$5,255**	$5,369

NOTE 11 Long-Term Debt and Other Liabilities

Long-term debt and other liabilities include long-term debt, capital leases and other long-term liabilities.

Long-term Debt

Long-term debt at October 31, 2004 and 2003 consisted of the following:

	2004	2003
Notes payable	**$1,388**	$1,685
Less—current portion	**(345)**	(323)
Long-term debt, less current portion	**$1,043**	$1,362

On June 29, 2000, we entered into a loan agreement, secured by machinery and equipment, and have borrowed an aggregate of $2.2 million under the agreement. The loan is payable over seven years, with payments of interest only for the first six months and then repaid in monthly installments over the remaining six and one-half years with interest computed annually based on the ten-year U.S. Treasury note plus 2.5 percent. Our current interest rates at October 31, 2004 and October 31, 2003 were 7.2 percent and 5.9 percent, respectively.

In October 2004, we entered into a term loan agreement secured by the underlying asset to finance the purchase of a vehicle. Aggregate amount borrowed was approximately $0.02 million with an interest rate of 0.9 percent.

Aggregate annual principal payments under the loan agreements for the years subsequent to October 31, 2004 are as follows:

2005	$ 345
2006	371
2007	396
2008	276
Thereafter	—
	$1,388

Capital Leases

In fiscal 2004, we entered into capital equipment leases for a telephone and voice mail system that expire in 2 years. At October 31, 2004 and 2003, the gross amount of plant and equipment and related accumulated amortization recorded under capital leases were as follows:

	2004	2003
Machinery, equipment and software	**$390**	$—
Less, accumulated depreciation and amortization	**(8)**	—
Total	**$382**	$—

Amortization of assets held under capital leases is included with depreciation expense.

Future minimum capital lease payments (principal and interest) as of October 31, 2004 are:

Year ending October 31:	Capital leases
2005	$ 215
2006	126
Thereafter	—
Total minimum lease payments	341
Less amount representing interest (at rates of approximately 9.91%)	(25)
Present value of net minimum capital lease payments	316
Less current installments of obligations under capital leases	(194)
Obligations under capital leases, excluding current installments	$ 122

Other Long-term Liabilities

Other long-term liability balances at October 31, 2004 and 2003 totaled:

	2004	2003
Other long-term liabilities	**$311**	$122

NOTE 12 Shareholders' Equity

Options and Stock Purchase Plan

At October 31, 2004, 1,641,048 shares of common stock have been reserved for issuance pursuant to our stock option plans and our Section 423 Stock Purchase Plan. Refer to Note 14 for additional disclosure related to these plans.

Preferred Shares of Subsidiary

In conjunction with our acquisition of Global, the Company assumed the preferred share obligation comprised of 1,000,000 Series 2 non-voting Preferred Shares. With the sale of the Global entity in May of 2004, the Global Series 2 Preferred Shares were cancelled, and replaced with substantially equivalent Series 1 Preferred Shares (Preferred Shares) issued by FuelCell Energy, Ltd. The Preferred Shares are convertible at the option of the holder into a number of our common shares based on the fraction by which their face value of Cdn.$25.00 is of the conversion prices (in Canadian dollars) identified below:

Period of conversion	Conversion price per share of FuelCell common stock in Canadian Dollars (1)	Conversion price per share of FuelCell common stock in U.S. Dollars (1) (2)
To July 31, 2005	Cdn.$110.97	$ 84.34
August 1, 2005 to July 31, 2010	Cdn.$120.22	$ 91.31
August 1, 2010 to July 31, 2015	Cdn.$129.46	$ 98.39
August 1, 2015 to July 31, 2020	Cdn.$138.71	$105.42
After July 31, 2020	95% of the market trading price of FuelCell Energy's common stock at the time of conversion (expressed in Canadian dollars)	95% of the market trading price of FuelCell Energy's common stock at the time of conversion

(1) The foregoing "conversion prices" are subject to adjustment for certain subsequent events.

(2) While the conversion of preferred shares is based on the prices of FuelCell Energy's common stock expressed in Canadian dollars, we have provided this example of conversion prices in U.S. dollars assuming a constant exchange rate of 0.76 U.S. dollars to 1.00 Canadian dollar (which was the exchange rate at the date of acquisition). The conversion price in U.S. dollars will increase or decrease over time as currency rates fluctuate.

The number of our common shares issuable upon conversion will decline as the conversion prices increase according to the table above until July 31, 2020. After July 31, 2020, the holder has the right to convert the preferred shares into FuelCell common stock at a price equal to 95 percent of our common stock's trading price at the time of conversion. Thus, the number of common shares issuable after July 31, 2020, could be greater than amounts issuable prior to that date.

Quarterly dividends of Cdn.$312,500 accrue on the Preferred Shares (subject to possible reduction pursuant to the terms of the Preferred Shares on account of increases in the price of FuelCell's common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge, Inc., the holder of the Preferred Shares, so long as Enbridge holds the shares. Interest accrues on cumulative unpaid dividends at a 2.45 percent quarterly rate, compounded quarterly, until payment thereof. All cumulative unpaid dividends must be paid by December 31, 2010. From 2010 through 2020, we would be required to pay annual dividend amounts totaling Cdn.$1.25 million. During the year ended October 31, 2004, we paid cash dividends totaling Cdn.$500,000 to Enbridge.

The Preferred Shares may be redeemed by the Company, in whole or part, if on the day that the notice of redemption is first given, the volume-weighted average price at which FuelCell's common shares are traded is at least a 20 percent premium to the current conversion price on payment of Cdn.$25.00 per Preferred Share to be redeemed, together with an amount equal to all accrued and unpaid dividends to the date fixed for redemption. On or after July 31, 2010, the Preferred Shares are redeemable at any time on payment of Cdn.$25.00 per Preferred Share to be redeemed together with an amount equal to all accrued and unpaid dividends to the date fixed for redemption.

As of the November 3, 2003 acquisition date of Global, the fair value of the preferred shares was determined to be $9.1 million. This valuation of these shares was performed using the income approach to estimate the fair value of the securities based on expected future economic benefits. In applying this method, cash flows are estimated for the life of the securities and then discounted to present value to arrive at an indication of fair value. Amounts projected and then discounted included future dividend payments and conversion of the securities in 2020. Implicit in this valuation are certain assumptions regarding timing and payment of dividends and the ultimate conversion of the securities. In discounting future cash flows, a discount rate of 13 percent was used which is a rate comparable to yield indexes of technology high yield bonds trading as of the valuation date. In addition to the discount rate, as these securities are not publicly traded, the valuation assumed an additional marketability discount of 15 percent.

The fair value of the preferred shares is adjusted quarterly to reflect dividend payments and accretion of the fair value discount.

Warrants

On April 6, 2004, we issued warrants to purchase 1,000,000 shares of our common stock to Marubeni Corporation (Marubeni) in conjunction with a revised distribution agreement. Pursuant to the terms of this agreement, Marubeni placed orders for 4 megawatts of DFC power plants, and committed to creating a sub-distributor network and to provide additional support for our products. All previously issued warrants to Marubeni were cancelled. As part of the new warrant agreements, the warrants vest in separate tranches once Marubeni has ordered totals of between 5 MW and 45 MW of our products. The exercise prices of the warrants range from $13.78 to $18.73 per share and the warrants will expire between April 2005 and April 2007, if not exercised sooner.

Concurrent with the April 6, 2004 agreement, the first tranche of 200,000 warrants vested. The fair value of these warrants was determined to be $0.5 million. This has been recorded as other current assets on the consolidated balance sheet with the offsetting entry to additional paid in capital. In accordance with our warrant value recognition policy, a proportional amount of the fair value of the warrants will be recorded against the revenue, when recognized, as a sales discount. To date, discounts of approximately $0.1 million have been recognized against revenue. As of October 31, 2004, these warrants had not been exercised.

On November 4, 2003, we signed an agreement with Enbridge, Inc. to sell DFC products in Canada. As part of the agreement, Enbridge received warrants to purchase 500,000 shares of FuelCell Energy common stock exercisable on a graduated scale based on order flow. The full quantity of warrants will vest with order commitments for 20 megawatts of DFC power plants. The exercise prices of the warrants range from $14.65 to $19.04 per share and the warrants will expire in November 2006, if not exercised sooner. As of October 31, 2004 these warrants had not vested.

We had issued warrants enabling Caterpillar, Inc. (Caterpillar) to purchase up to 1,500,000 shares of our common stock that would be earned on a graduated scale contingent upon the level of order commitments to purchase our products. These warrants have expired as of October 31, 2004.

Investments by Strategic Partners

Three of our key business partners are shareholders of FuelCell Energy; MTU CFC Solutions GmbH ("MTU"), PPL Energy Plus LLC ("PPL") and Marubeni, Inc. ("Marubeni"). These business partners have less than a 10 percent ownership interest in the Company and do not exercise management control over the business.

NOTE 13 Information and Major Customers

Under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we use the "management" approach to reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. Under SFAS No. 131, we have identified one business segment: fuel cell power plant production and research.

Enterprise-wide Information

Enterprise-wide information provided on geographic revenues is based on the customer's ordering location. The following table presents net revenues by country:

Years ended October 31,	**2004**	2003	2002
Revenues:			
United States	**$23,355**	$25,060	$36,473
Germany	**1,605**	3,935	4,183
Japan	**6,426**	4,795	575
Total	**$31,386**	$33,790	$41,231

We have approximately $0.8 million of long-lived assets in Canada.

Information about Major Customers

We contract with a small number of customers for the sales of our products or research and development contracts. Those customers that accounted for greater than ten percent of our total net revenues during the three years ended October 31, 2004 are as follows:

Years ended October 31,	**2004**	2003	2002
U.S. Government (1)	**60%**	52%	81%
MTU	***%**	12%	10%
Marubeni	**20%**	14%	*%

* Less than ten percent of total revenues in period.

(1) Includes government agencies such as the U.S. Department of Energy and the U.S. Navy either directly or through prime contractors.

NOTE 14 Employee Benefit Plans

Employee Savings Plans

The Capital Accumulation Plan (the "Plan") for employees of FuelCell Energy, Inc. was established by us on January 19, 1987 and was last amended in June 2004. A three-member committee administers the Plan. The Plan is a 401(k) plan covering our full-time employees who have completed one year of service and provides for tax-deferred salary deductions for eligible employees (beginning the first month following an employee's hire date). Employees may choose to make voluntary contributions of their annual compensation to the Plan, limited to an annual maximum amount as set periodically by the Internal Revenue Service. We provide matching contributions equal to the employee's deferred compensation, up to a maximum of 6 percent of the employee's annual compensation. Participants are required to contribute a minimum of 3 percent in order to be eligible to participate and receive a Company match. Company contributions begin vesting after one year and are fully vested after five years. Under the Plan, there is no option available to the employee to receive or purchase our common stock. We charged $1.1 million, $1.1 million and $0.6 million under this plan to expense during the fiscal years ended October 31, 2004, 2003 and 2002, respectively.

The FuelCell Energy, Inc. Money Purchase Plan, a defined contribution plan, was established on May 10, 1976 and was terminated and merged into the Capital Accumulation Plan effective February 1, 2003. All participant balances were transferred to the Capital Accumulation Plan. The Money Purchase Plan covered our full-time employees who completed one year of service. We contributed $0.0 million, $0.2 million and $0.5 million under this plan which was charged to expense during the years ended October 31, 2004, 2003 and 2002, respectively.

Stock Option Plans

The Board adopted the 1988 and 1998 Stock Option Plans (collectively the Plans). Under the terms of the Plans, options to purchase up to 10,206,000 shares of common stock may be granted to our officers, key employees and directors. Pursuant to the Plans, the Board is authorized to grant incentive stock options or nonqualified options and stock appreciation rights to our officers and key employees and may grant nonqualified options and stock appreciation rights to our directors. Stock options and stock appreciation rights have restrictions as to transferability. The option exercise price shall be fixed by the Board but in the case of incentive stock options, shall not be less than 100 percent of the fair market value of the shares subject to the option on the date the option is granted. Stock appreciation rights may be granted in conjunction with options granted under the Plans. Stock options that have been granted are generally exercisable commencing one year after grant at the rate of 25 percent of such shares in each succeeding year. There were no stock appreciation rights outstanding at October 31, 2004 and 2003. Costs for fixed awards with pro-rata vesting are recognized on a straight-line basis.

The following table summarizes the Plans' activity for the years ended October 31, 2004, 2003 and 2002:

	Number of shares	Weighted average option price
Outstanding at October 31, 2001	4,156,802	$ 9.62
Granted	1,283,250	$ 12.70
Exercised	(213,716)	$ 1.55
Cancelled	(92,750)	$ 17.94
Outstanding at October 31, 2002	5,133,586	$ 10.57
Granted	655,000	$ 6.00
Exercised	(165,068)	$ 4.86
Cancelled	(289,252)	$ 15.69
Outstanding at October 31, 2003	5,334,266	$ 9.94
Granted and assumed in acquisitions	**955,846**	**$13.523**
Exercised	**(515,798)**	**$ 5.718**
Cancelled	**(420,523)**	**$12.224**
Outstanding at October 31, 2004	**5,353,791**	

The following table summarizes information about stock options outstanding and exercisable at October 31, 2004:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Numbers outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 0.28 — $ 5.10	1,742,348	3.1	$ 1.67	1,738,598	$ 1.67
$ 5.10 — $ 9.92	815,575	7.5	$ 6.26	337,820	$ 6.63
$ 9.92 — $14.74	1,487,250	7.9	$13.47	494,375	$13.56
$14.74 — $19.56	692,618	6.2	$17.51	588,743	$17.74
$19.56 — $24.39	308,500	6.4	$23.05	235,750	$23.07
$24.39 — $29.21	28,750	6.1	$26.09	23,750	$26.27
$29.21 — $34.03	214,750	6.0	$29.91	162,000	$29.91
$34.03 — $43.67	60,000	5.9	$38.00	60,000	$38.00
$43.67 — $48.49	4,000	6.0	$45.97	4,000	$45.97
	5,353,791	5.9	$10.63	3,645,036	$ 9.79

Employee Stock Purchase Plan

Our shareholders adopted a Section 423 Stock Purchase Plan (the "ESPP") on April 30, 1993, which has been amended from time to time by the Board. The total shares allocated to the ESPP are 900,000. Under the ESPP, eligible employees have the right to subscribe to purchase shares of common stock at the lesser of 85 percent of the high and low market prices on the first day of the purchase period or the last day of the purchase period. As of October 31, 2004, there were 431,738 shares of Common Stock reserved for issuance under the ESPP. These shares may be adjusted for any future stock splits. As of October 31, 2004, we had 121 employees enrolled and participating in the ESPP.

Plan activity for the years ended October 31, 2004, 2003 and 2002, was as follows:

	Number of Shares
Balance at October 31, 2001	515,788
Issued @ $13.29	(6,338)
Issued @ $13.47	(9,986)
Balance at October 31, 2002	499,464
Issued @ $4.905	(13,855)
Issued @ $5.20	(19,765)
Balance at October 31, 2003	465,844
Issued @ $5.338	**(22,560)**
Issued @ $13.77	**(11,546)**
Balance at October 31, 2004	**431,738**

SFAS No. 123 Assumptions and Fair Value

We have provided pro forma disclosures in Note 1 of these Notes to the Consolidated Financial Statements of the effect on net loss and loss per share as if the fair value method of accounting for stock compensation had been used for our employee stock option grants and employee stock purchase plan purchases. These pro forma effects have been estimated at the date of grant and beginning of the period, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Employee Stock Options:			
Expected life (in years)	**7.3**	8.2	7.5
Risk-free interest rate	**4.1%**	4.13%	4.25%
Volatility	**66.7%**	66.8%	87.6%
Dividend yield	**0%**	0%	0%
Employee Stock Purchase Plan Shares:			
Expected life (in years)	**.5**	.5	.5
Risk-free interest rate	**1.26%**	1.26%	2.93%
Volatility	**64.3%**	69.0%	89.2%
Dividend yield	**0%**	0%	0%

The following is a summary of weighted average grant date option values generated by application of the Black-Scholes model:

	2004	2003	2002
Employee Stock Option Plan	**$8.94**	$4.20	$10.24
Employee Stock Purchase Plan	**$3.47**	$1.68	$ 8.41

NOTE 15 Income Taxes

The components of (loss) income from continuing operations before income taxes for the fiscal years ended October 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
United States	**$(65,740)**	$(67,414)	$(48,840)
Foreign	**(21,549)**	—	—
Loss from continuing operations before income taxes	**$(87,289)**	$(67,414)	$(48,840)

The components of Federal income tax expense (benefit) were as follows for the years ended October 31, 2004, 2003 and 2002:

	2004	2003	2002
Current:			
Federal	**$—**	$—	$(284)
Foreign	**—**	—	—
	—	—	(284)
Deferred:			
Federal	**—**	—	291
Foreign	**—**	—	—
	—	—	291
Total income tax expense	**$—**	$—	$ 7

Franchise tax expense (income), which is included in administrative and selling expenses, was $0.5 million, $0.3 million and $(0.1) million for the years ended October 31, 2004, 2003 and 2002, respectively.

The reconciliation of the Federal statutory income tax rate to our effective income tax rate for the years ended October 31, 2004, 2003 and 2002 was as follows:

	2004	2003	2002
Statutory Federal income tax rate	**(34.0)%**	(34.0)%	(34.0)%
Nondeductible expenditures	**—**	—	—
Other, net	**—**	—	—
Valuation Allowance	**34.0%**	34.0%	34.0%
Effective income tax rate	**0.0%**	0.0%	0.0%

Our Federal and State deferred tax assets and liabilities consisted of the following at October 31, 2004, 2003, and 2002:

	2004	2003	2002
Deferred tax assets:			
Compensation and benefit accruals	**$ 799**	$ 895	$ 348
Bad debt and other reserves	**387**	371	361
Capital loss and tax credit carryforwards	**102**	102	140
Net operating loss	**64,357**	50,926	26,328
Inventory reserve	**5,285**	4,202	3,069
Gross deferred tax assets	**70,840**	56,496	30,246
Valuation allowance	**(67,871)**	(54,010)	(28,811)
Deferred tax assets after valuation allowance	**2,969**	2,486	1,435
Deferred tax liability:			
Accumulated depreciation	**2,969**	(2,486)	(1,435)
Gross deferred tax liability	**(2,969)**	(2,486)	(1,435)
Net deferred tax assets (State and Federal)	**$ —**	$ —	$ —

We continually evaluate our deferred tax assets as to whether it is "more likely than not" that the deferred tax assets will be realized. In assessing the realizability of our deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based on the projections for future taxable income over the periods in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. As a result, we recorded a full valuation allowance against our net deferred tax assets. Approximately $2.5 million of the valuation allowance will reduce additional paid in capital upon subsequent recognition of any related tax benefits.

At October 31, 2004, we had available, for Federal and State income tax purposes, net operating loss carryforwards of approximately $166.9 million and $151.7 million, respectively. The Federal net operating loss carryforwards expire in varying amounts from 2020 through 2024 while State net operating loss carryforwards expire in varying amounts from 2005 through 2024.

Certain transactions involving the Company's beneficial ownership have occurred in fiscal 2004 and prior years which may have resulted in a stock ownership change for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. We have not yet determined if any of the NOL and credits generated will be subject to limitation under Section 382. Management is currently reviewing whether or not an ownership change has occurred.

NOTE 16 Earnings Per Share

Basic and diluted earnings per share are calculated using the following data:

	2004	2003	2002
Weighted average basic common shares	**47,875,342**	39,342,345	39,135,256
Effect of dilutive securities (1)	**—**	—	—
Weighted average basic common shares adjusted for diluted calculations	**47,875,342**	39,342,345	39,135,256

(1) *We computed earnings per share without consideration to potentially dilutive instruments due to the fact that losses incurred would make them antidilutive. For the three years ended October 31, 2004, 2003 and 2002, the shares of potentially dilutive (in-the-money) stock options were, 3,645,036, 4,063,398 and 2,078,818 respectively. We also have issued warrants, which vest and expire over time. These warrants, if dilutive, would be excluded from the calculation of EPS since their vesting is contingent upon certain future performance requirements that are not yet probable.*

NOTE 17 Commitments and Contingencies

Lease Agreements

We lease certain computer and office equipment, the Torrington, CT manufacturing facility, additional manufacturing space in Danbury, CT, and office space in Pasadena, CA, under operating leases expiring on various dates through 2011. Rent expense was $1.2 million, $1.2 million and $1.0 million for the fiscal years ended October 31, 2004, 2003 and 2002, respectively. Aggregate minimum annual payments under the lease agreements for the years subsequent to October 31, 2004 are as follows;

2005	$1,328
2006	876
2007	876
2008	773
2009	773
Thereafter	598
	$5,224

Service and Warranty Agreements

Once a fuel cell is installed at a customer site, the Company generally provides a one-year warranty period. As we have limited operating experience these costs are expensed as incurred. In addition, certain customers have agreed to extended service agreements whereby they will contract with us to provide routine maintenance, minimum operating levels and warranty on certain parts.

Royalty Agreements

We have royalty agreements with MTU, Santa Clara and the Electric Power Research Institute (EPRI) pursuant to which we have agreed to pay royalties based upon certain milestones or events relating to the sale of carbonate fuel cells. We have accrued approximately $0.3 million of royalty expense under these agreements. Through October 31, 2004, we have not paid any royalties. In connection with certain contracts and grants from the United States Department of Energy (DOE), we have agreed to pay the DOE 10 percent of the annual license income received from MTU, up to $0.5 million in total. Through 2004, we have paid the DOE a total of $0.4 million.

Legal Proceedings

We are not currently a party to any legal proceedings, either individually or taken as a whole, that we believe could materially harm our business, prospects, results of operations or financial condition.

NOTE 18 Supplemental Cash Flow Information

The following represents supplemental cash flow information:

Year ended October 31,	**2004**	2003	2002
Cash paid during the period for:			
Interest	**$ 137**	$128	$160
Taxes	**$ 480**	$151	$218
Supplemental disclosure of non-cash investing and financing activities:			
Common stock issued in acquisitions	**$81,825**	$ —	$ —
Capital lease obligations in connection with property and equipment	**$ 390**	$ —	$ —

Capital lease obligations are grouped with current and long-term portion of long-term debt and other liabilities on the consolidated balance sheets.

NOTE 19 Quarterly Information (Unaudited)

The following tables contain selected unaudited consolidated statement of operations data for each quarter of fiscal years 2004 and 2003. We believe that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended October 31, 2004:					
Revenues	**$ 7,394**	**$ 7,049**	**$ 8,068**	**$ 8,875**	**$ 31,386**
Operating loss	**$(29,466)**	**$(19,663)**	**$(19,226)**	**$(21,288)**	**$(89,643)**
Net loss from continuing operations	**$(28,518)**	**$(19,155)**	**$(18,883)**	**$(20,784)**	**$(87,289)**
Net loss (1)	**$(27,862)**	**$(18,869)**	**$(18,928)**	**$(20,784)**	**$(86,443)**
Loss per basic and diluted common share:					
Continuing operations	**$(0.60)**	**$(0.40)**	**$(0.39)**	**$(0.43)**	**$(1.82)**
Discontinued operations	**$ 0.01**	**$ —**	**$ —**	**$ —**	**$ 0.01**
Net loss	**$(0.59)**	**$(0.40)**	**$(0.39)**	**$(0.43)**	**$(1.81)**
Year ended October 31, 2003:					
Revenues	$ 10,293	$ 8,900	$ 7,276	$ 7,321	$ 33,790
Operating loss	$(16,976)	$(22,899)	$(15,893)	$(17,800)	$(73,568)
Net loss (1)	$(16,026)	$(20,988)	$(15,020)	$(15,380)	$(67,414)
Loss per basic and diluted common share	$(0.41)	$(0.53)	$(0.38)	$(0.39)	$(1.71)

(1) During the year ended October 31, 2004, we acquired and subsequently sold Global Thermoelectric, Inc. As a result, we recognized losses from discontinued operations related to this entity during fiscal 2004. There were no losses related to this entity in fiscal 2003.

NOTE 20 Subsequent Events

Preferred Share Offering

On November 11, 2004, FuelCell Energy, Inc. entered into a Purchase Agreement ("Purchase Agreement") with Citigroup Global Markets Inc., RBC Capital Markets Corporation, Adams Harkness, Inc., and Lazard Freres & Co., LLC (the "Initial Purchasers") for the private placement under Rule 144A of up to 135,000 shares of 5% Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000) ("Series B preferred stock"). On November 17, 2004, the Company closed on the sale of 100,000 shares of Series B preferred stock to the Initial Purchasers. Net proceeds to the Company were approximately $93.5 million.

Under the terms of the Purchase Agreement, the Initial Purchasers have an option through January 25, 2005 to purchase the remaining 35,000 shares and are entitled to indemnification from us in certain circumstances.

Sale of Canadian Solid Oxide Fuel Cell Operation to Versa Power Systems, Inc.

On November 1, 2004, pursuant to an asset purchase agreement (the "Agreement"), dated October 19, 2004, by and among FuelCell Energy, Inc. ("FuelCell"), its wholly-owned Canadian subsidiary, FuelCell Energy, Ltd., Versa Power Systems, Inc. (Versa), a Delaware corporation, and Versa Power Systems, Ltd., a Canadian corporation and wholly-owned subsidiary of Versa Power Systems, Inc., FuelCell Energy, Ltd. transferred substantially all of its solid oxide fuel cell (SOFC) assets and operations (including manufacturing and test equipment, intellectual property and personnel) to Versa Power Systems, Ltd. In exchange, FuelCell received 5,714 shares of Versa Power Systems, Inc. common stock, increasing FuelCell's ownership position in Versa to 7,714 shares, or 42 percent. No cash was exchanged in the transaction. The consideration received by FuelCell in the transaction was determined based upon arms-length negotiations of the parties.

Pursuant to the terms of the transaction, we expect to incur cash costs in the range of approximately $1.0 million to $1.5 million related to severance and facility consolidations in Calgary, Canada. Approximately $0.1 million of this amount is related to severance payments to employees paid during the quarter ended October 31, 2004. The remaining payments are expected to be made during fiscal year 2005. In addition, we have committed to paying future severance costs for time and service accrued up to November 1, 2004 by employees that are moving to Versa in the event that they are terminated by Versa Power Systems, Ltd. (or its parent). Our liability for such severance costs is limited to the period commencing on November 1, 2004 through the earlier of (1) award of Phase 2 of the SECA program to FuelCell, (2) one year after completion of Phase 1 of the SECA program, or (3) February 26, 2008. Subsequent to this period, Versa Power Systems, Ltd. (or its parent) will be responsible for the severance liability for such employees. We estimate this liability at approximately $0.8 million.

Assets sold to Versa totaled approximately $12.4 million and were classified as held for sale on the consolidated balance sheet as of October 31, 2004. Upon closing on November 1, 2004, our total investment in Versa was approximately $14.4 million and will be classified as "Equity investments" in subsequent periods. We will account for this investment under the equity method in future periods.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
FuelCell Energy, Inc:

We have audited the accompanying consolidated balance sheets of FuelCell Energy, Inc. and subsidiaries as of October 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FuelCell Energy, Inc and subsidiaries as of October 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Hartford, Connecticut
January 11, 2005

Officers and Directors

OFFICERS

Jerry D. Leitman
President,
Chief Executive Officer

Christopher R. Bentley
Executive Vice President,
Government R & D Operations,
Strategic Manufacturing Development

R. Daniel Brdar
Executive Vice President,
Chief Operating Officer

Joseph G. Mahler
Senior Vice President,
Chief Financial Officer,
Secretary, Treasurer,
Corporate Strategy

Dr. Hansraj C. Maru
Executive Vice President,
Chief Technology Officer

Herbert T. Nock
Senior Vice President,
Marketing and Sales

DIRECTORS

Jerry D. Leitman (1997) ✦
Chairman, President and
Chief Executive Officer,
FuelCell Energy, Inc.

Warren D. Bagatelle (1988) ✳
Managing Director,
Loeb Partners Corporation

Thomas R. Casten (2000) •
Chairman and
Chief Executive Officer,
Private Power LLC

James D. Gerson (1992) ✳+
Private Investor

Thomas L. Kempner (1988) ✦+
Chairman and
Chief Executive Officer,
Loeb Partners Corporation

William A. Lawson (1988) •
President,
W.A. Lawson Associates

Charles J. Murphy (2002) ✳✦+
Senior Advisor,
Credit Suisse First Boston

George K. Petty (2003) •
Private Business Consultant,
Telecommunications Industry

John A. Rolls (2000) ✦•+
President and
Chief Executive Officer,
Thermion Systems International

✦ Executive Committee
✳ Audit Committee
• Compensation Committee
+ Nominating Committee

Statements in this Report relating to matters not historical are forward-looking statements that involve important factors that could cause actual results to differ materially from those anticipated. Cautionary statements identifying such important factors are described in reports, including the Form 10-K for the fiscal year ended October 31, 2004, filed by FuelCell Energy, Inc. with the Securities and Exchange Commission.

The sub-megawatt fuel cell power plant is a collaborative effort utilizing the Direct FuelCell® technology of FuelCell Energy, Inc. and the Hot Module® balance of plant design of MTU CFC Solutions GmbH, a subsidiary of DaimlerChrysler.

Shareholder Information

Corporate Offices

FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305
203-825-6000

Form 10-K

A copy of the Form 10-K, which is filed with the Securities and Exchange Commission (SEC), can be accessed on our website at www.fuelcellenergy.com or write to:

Shareholder Relations
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305

Registrar and Transfer Agent

Shareholders with questions regarding lost certificates, address changes or changes of ownership should contact:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
Shareholder Relations: 212-509-4000
www.continentalstock.com

Auditors

KPMG LLP

Legal Counsel

Robinson & Cole LLP

Annual Meeting

The Annual Meeting of Shareholders will be held Tuesday, March 29, 2005, at 10:00 a.m. at The Sheraton Danbury Hotel, 18 Old Ridgebury Road, Danbury, CT.

Common Stock Listing

Nasdaq National Market
Symbol: FCEL

Company Contacts

For additional information about FuelCell Energy, our website can be accessed at www.fuelcellenergy.com, or contact:

Investor Relations & Communications
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305

Corporate Website

www.fuelcellenergy.com

Common Stock Price Information

Our Company's Common Stock trades on the Nasdaq National Market under the symbol "FCEL". The following table sets forth the range of high and low sales prices, as reported by the Nasdaq National Market.

Common Stock	High	Low
Year Ended October 31, 2004		
First Quarter	**$17.25**	**$11.44**
Second Quarter	**19.44**	**11.86**
Third Quarter	**17.23**	**8.36**
Fourth Quarter	**13.14**	**7.42**
Year Ended October 31, 2003		
First Quarter	$ 9.05	$ 5.39
Second Quarter	6.22	5.03
Third Quarter	9.90	6.28
Fourth Quarter	15.37	6.81

Common Stock Dividend Policy

No cash dividends have been declared or paid by the Company on its common stock since its inception.



FuelCell Energy

HEADQUARTERS
3 Great Pasture Road
Danbury, CT 06813-1305
www.fuelcellenergy.com
203.825.6000

SALES OFFICES

FuelCell Energy, Inc.

EASTERN REGION
Frank Wolak
fwolak@fce.com

WESTERN REGION
Stephen Torres
storres@fce.com

WASHINGTON, D.C.
David S. Fedor
dfedor@fce.com

CANADA
Andrew Skok
askok@fce.com

DISTRIBUTION PARTNERS

Alliance Power, Inc.

James Michael
jim-michael@alliancepower.com

Caterpillar Inc.

David P. Stanesa
stanesa_david_p@cat.com

Chevron Energy Solutions

Robert Redlinger
rredlinger@chevrontexaco.com

Enbridge Inc.

David Teichroeb
david.teichroeb@enbridge.com

LOGANEnergy, Corp.

Samuel Logan
samlogan@loganenergy.com

Marubeni Corporation

U.S. CONTACT
Marc G. Aube
aube-m@marubeni.com

ASIA CONTACT
Takeo Nakata
nakata-t@jp.marubeni.com

MTU CFC Solutions, GmbH

Torsten Bardewyck
torsten.bardewyck@mtu-cfc.com

PPL Energy Plus

Steve Gabrielle
sagabrielle@pplweb.com